Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(expressed in thousands of Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of Peace Arch Entertainment Group Inc. (“Peace Arch” or collectively with its subsidiaries the “Company”) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  When alternative methods of accounting exist, management has chosen those it believes most appropriate in the circumstances.  The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality.  In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information.  The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties.  Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains a system of internal accounting and administrative controls.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company’s assets are appropriately accounted for and adequately safeguarded.  As disclosed in Management’s Discussion and Analysis, management has identified a number of material weaknesses as of August 31, 2007.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors.  The Audit Committee meets periodically with management, as well as the independent external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee reviews the consolidated financial statements and the external auditors’ report thereon and the MD&A and reports its findings to the Board for consideration when the Board approves the consolidated financial statements and the MD&A for issuance to the shareholders.  The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.  The external auditors have full and free access to the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).  Their opinion is presented hereafter.

March 17, 2008

/s/ Jeffrey Sagansky

/s/ Mara Di Pasquale

Jeffrey Sagansky

Mara Di Pasquale

Chief Executive Officer

Chief Financial Officer

Auditors’ Report

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2007 and 2006 and the consolidated statements of earnings (loss), deficit and cash flows for the years ended August 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended August 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“ PricewaterhouseCoopers, LLP”

Chartered Accountants

Vancouver, British Columbia

March 14, 2008

Comments by Auditors on Canada - U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 14, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

In addition, as described in note 3 to the financial statements, the Company restated its financial statements as at August 31, 2006 and for the years ended August 31, 2006 and 2005 to correct for certain errors.

“ PricewaterhouseCoopers, LLP”

Chartered Accountants

Vancouver, British Columbia

March 14, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at August 31, 2007 and 2006

(In thousands of Canadian dollars)

	2007	2006
		Restated
Assets		(see note 3)
Cash and cash equivalents	5,148	1,216
Restricted cash (note 9(b) and (c))	4,751	-
Accounts receivable and other amounts due (note 4)	36,942	21,471
Inventory	2,985	1,830
Prepaid expenses and deposits	563	370
Investment in film and television programming (note 5)	48,585	28,851
Property and equipment (note 6)	6,069	571
Intangible assets (note 7)	4,522	1,875
Other assets (note 8)	291	511
Goodwill (note 10)	17,562	5,252
Future income tax asset (note 20)	517	-
Restricted term deposits (note 19)	22,272	21,272
	150,207	83,219
Liabilities
Bank indebtedness	664	-
Bank credit facility (note 11)	3,000	1,811
Accounts payable and accrued liabilities (note 12)	30,607	11,560
Business acquisition payable (note 9(b) and (c))	4,410	-
Corporate loans (note 13)	7,841	7,153
Production loans (note 14)	30,708	22,609
Deferred revenue	1,736	799
Future income tax liability (note 20)	1,853	883
Revenue guarantee obligation (note 19)	22,272	21,272
	103,091	66,087
Shareholders’ Equity
Capital stock (note 21)	58,028	21,760
Contributed surplus (note 22)	3,759	2,864
Warrants (note 23)	1,292	1,010
Other paid-in capital	680	680
Deficit	(15,309)	(9,182)
Cumulative translation adjustment	(1,334)	-
	47,116	17,132
	150,207	83,219

Nature of operations and going concern (note 1)
Commitments and contingencies (note 28)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

For the years ended August 31, 2007, 2006 and 2005

(In thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
		Restated
		(see note 3)
Revenues
Motion Picture	13,966	9,399	9,200
Television	25,622	2,265	1,547
Home Entertainment	22,199	9,594	-

	61,787	21,258	10,747

Expenses
Amortization of investment in film and television programming, and other production costs	27,671	7,787	8,636
Writedown of investment in film and television programming (note 5)	6,320	468	-
Home entertainment direct costs	15,663	7,538	-
Selling, general and administrative	12,568	6,893	3,486
Stock and warrant-based compensation costs (note 21)	1,535	1,368	257
Other amortization	802	347	74

	64,559	24,401	12,453

Loss before the undernoted	(2,772)	(3,143)	(1,706)

Interest income	1,539	1,126	818
Interest expense (note 15)	(4,477)	(3,372)	(953)
Gain on sale of asset (note 16)	-	44	98
Foreign exchange gain	457	659	679
(Loss) gain on settlement of obligations (note 17)	(409)	(41)	2,560
Legal settlement (note 18)	957	-	-

(Loss) earnings before income taxes and non-controlling interest	(4,705)	(4,727)	1,496

Income tax (expense) recovery (note 20)	(979)	108	-
Non-controlling interest (note 2(b))	-	-	(47)

Net (loss) earnings for the year	(5,684)	(4,619)	1,449

(Loss) earnings per common share (note 24)
Basic	$ (0.17)	$ (0.21)	$ 0.07
Diluted	$ (0.17)	$ (0.21)	$ 0.07

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the years ended August 31, 2007, 2006 and 2005

(In thousands of Canadian dollars)

	2007	2006	2005
		Restated
		(see note 3)

Deficit – beginning of year	(9,182)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline-15 (note 2(b))	-	-	53
Reduction in stated capital	-	-	29,707
Preference share dividends	(443)	(308)	(22)
Net (loss) earnings for the year	(5,684)	(4,619)	1,449

Deficit – end of year	(15,309)	(9,182)	(4,255)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

For the years ended August 31, 2007, 2006 and 2005

(In thousands of Canadian dollars)

	2007	2006 Restated	2005 Restated
Operating activities		(see note 3)	(see note 3)
Net (loss) earnings for the year	(5,684)	(4,619)	1,449
Items not affecting cash
Amortization of film and television programming	22,214	5,566	7,822
Future income tax recovery	(594)	(108)	-
Amortization of property and equipment	242	122	74
Amortization of intangible assets	560	225	-
Amortization of deferred financing costs	90	701	-
Gain on sale of asset	-	(44)	(98)
Stock and warrant-based compensation	1,535	1,368	257
Loss (gain) on settlement of obligations	409	41	(2,560)
Unrealized foreign exchange loss	(311)	-	-
Non-controlling interest	-	-	47
Writedown of investment in film and television programming	6,320	468	-
Investment in film and television programming	(40,671)	(18,255)	(5,031)
Changes in non-cash operating working capital (note 25)	1,873	(3,359)	(7,324)

	(14,017)	(17,894)	(5,364)
Investing activities
Business acquisitions, net of cash acquired	(18,527)	(7,234)	-
Property and equipment purchases	(942)	(168)	(51)
Increase in restricted cash	(4,751)	-	-

	(24,220)	(7,402)	(51)
Financing activities
Bank indebtedness	664	-	-
Bank credit facility	1,189	1,811	-
Issuance of corporate loans	17,022	14,810	-
Repayment of corporate loans	(17,244)	(7,657)	-
Deferred financing costs	(381)	(293)	-
Production loans taken out	51,194	18,704	8,541
Repayment of production loans	(42,736)	(12,220)	(5,509)
Issuance of preference shares on exercise of warrants	930	1,516	1,656
Issuance of common shares on exercise of warrants	699	-	693
Issuance of common shares	30,885	8,624	-
Payment of preference share dividends	(53)	(211)	(22)

	42,169	25,084	5,359

Change in cash and cash equivalents	3,932	(212)	(56)

Cash and cash equivalents - beginning of year	1,216	1,428	1,484

Cash and cash equivalents - end of year	5,148	1,216	1,428

Supplemental cash flow information
Interest paid	4,919	2,535	717

Non-cash transactions (note 26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and New York, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) produces and acquires feature films, television programs and home video entertainment content for distribution to worldwide markets.  The Company is incorporated under the Ontario Business Corporations Act and its common shares are listed on the American and Toronto Stock Exchanges at August 31, 2007.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate substantial positive cash flows from operating activities. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year, the Company completed a private placement for net proceeds of $29.8 million, which was primarily to fund an acquisition, and also received funds from the exercise of preference share warrants of $930,000.  The Company is pursuing various financing initiatives; however, there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operating activities. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term to fund its continuing operations and meet its obligations as they come due.  On January 19, 2008, the Company obtained short-term financing of $2,650,000 in the form of related party loans due within one year as further described in note 31(g).

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

2

Significant accounting policies

(a)

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.

The consolidated financial statements include the accounts of Peace Arch Entertainment Group Inc. and all of its subsidiaries and variable interest entities (“VIEs”) for which it is the primary beneficiary.  All intercompany balances and transactions have been eliminated.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Certain film productions of the Company were undertaken in combination with other independent film producers. Each producer’s rights and obligations are set out in a co-production agreement.  The Company records its proportionate contribution as investment in film and television programming.

(b)

Variable interest entities

A VIE is an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest.  VIEs are subject to consolidation by a company if that company is considered to be the primary beneficiary of the VIE.  The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company evaluates each of these arrangements for the purpose of determining the primary beneficiary of each VIE. The Company’s variable interests in these entities consist of non-refundable minimum guarantees, guarantees of certain debt of these entities and fees paid to a third party guarantor of obligations of these entities. The amount of these variable interests can be significant. The Company is not the primary beneficiary in all of these arrangements. When the Company is not the primary beneficiary of the VIE, the minimum guarantee paid is included as investment in film and television programming.  The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  When the Company is the primary beneficiary, the Company consolidates the VIE.

The Company has acquired distribution rights to several films and television programs from various independent production entities whose only activity is the production of the respective films and television programs.  The Company is the primary beneficiary of 16 of these production entities, of which two originated in 2006 and 14 originated in 2007.

The Company has consolidated the assets and liabilities of these production companies as follows:

	Total VIE Balances
	2007	2006
Bank indebtedness	(664)	(5)
Accounts receivable	3,192	1,226
Prepaid expenses and deposits	210	-
Investment in film and television programming	11,581	995
Production loans	(12,623)	(1,849)
Accounts payable	(1,696)	(367)

The Company has determined that its rights to acquire film properties from other sole purpose production companies do not expose it to a majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees from non-consolidated VIEs, is $nil.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Pursuant to a reorganization during the year ended August 31, 2004, the Company’s wholly owned subsidiary PAPDC owned substantially all of the pre-existing assets, which consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing on the date of the reorganization.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to a trade creditor Fremantle Enterprises Ltd (“Fremantle”) and a creditor Comerica Bank-California (“Comerica”). However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica (note 17(c) and (d)).  Subsequent to the reorganization, the Company sold all of its shares in PAPDC.

On May 26, 2005, the Company re-acquired 100% of PAPDC shares for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

During the year ended August 31, 2005, the Company determined that PAPDC was a VIE. Following the sale of PAPDC to a third party, the Company continued to have a variable interest in PAPDC. The Company consolidated the assets, liabilities and operating results of PAPDC from December 1, 2004, without restatement of prior periods. The Company consolidated an investment in film and television programming balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and a further liability of $1,467,000.

The consolidation of PAPDC resulted in a cumulative increase of the Company’s deficit of $53,000, an increase in revenue of $28,000 and selling, general and administrative expenses of $9,000, and an increase in amortization, gain on sale of asset, and non-controlling interest of $37,000, $65,000 and $47,000, respectively, relating to operating activity from the effective date of the adoption of this policy on December 1, 2004.

(c)

Revenue recognition

Revenue from the sale or licensing of films and television programs is recognized upon meeting all recognition requirements of the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SoP 00-2”).  SoP 00-2 establishes accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs, and accounting for exploitation costs, including advertising and marketing expenses.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Revenue from the sale of film and television programming rights and licence arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met. Certain film productions of the Company were undertaken in combination with other co-producers.  Each co-producer retains its respective distribution rights and the Company records its revenue, expenses, liabilities and assets pursuant to the agreement.

Home entertainment revenue from the sales of videocassettes and digital video discs (“DVDs”), net of provision for estimated   returns, rebates and allowances, is recognized upon shipment to the customer.  Under revenue sharing arrangements, revenue is recognized when the Company is entitled to receipts and such receipts are determinable.  Revenues are recorded net of estimated returns, rebates and other allowances.  Provision for product returns is based on previous historical returns and estimated expected returns on a title-by-title basis.  There will be differences between estimated and actual returns. The Company acts as an agent for some of its suppliers and therefore records revenues net of expenses in such circumstances.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

(d)

Cash equivalents and restricted cash

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.  Restricted cash represents amounts on deposit with a financial institution pursuant to the terms of acquisition agreements, the details of which are presented in notes 9(b) and (c).

(e)

Inventory

Inventory comprises videocassettes and DVDs and is valued at the lower of cost and net realizable value.  Cost is determined using the first-in, first-out (“FIFO”) method.

(f)

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television programming that has been produced by the Company or for which the Company has acquired distribution rights.

Costs of acquiring distribution rights and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized, and ultimate participation costs are accrued, in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and relevant financing costs incurred during production.  Financing costs are capitalized to the costs of a film or television program when expenditures on pre-productions and production activities are being incurred. Capitalization of financing costs ceases when the film or television program is substantially complete. Production financing provided by third parties that acquire substantive participation is recorded as a reduction of the cost of the production.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Productions in progress represent the accumulated costs of productions that have not been completed or delivered by the Company.

Film and television programming in development includes the costs of acquiring film rights to books, stage plays, or original screenplays, and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

For films, other than episodic television series, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For films, revenue estimates include licensing of television broadcast rights, sale of videocassettes and DVDs, and box office receipts. For television programs, revenue estimates include licensed rights to broadcast television programs. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licensed successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programming may be required as a consequence of changes in management’s future revenue estimates.

The carrying amount of investment in film and television programming, including acquired film rights, is reviewed on a title-by-title basis for recoverability based on current market conditions. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management’s estimates of future revenues and costs under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the carrying amount exceeds the estimated fair value of the film or television program.

(g)

Advertising and marketing expenses

The costs of advertising and marketing are expensed as incurred.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(h)

Property and equipment

Property and equipment are stated at cost less accumulated amortization; amortization rates are as follows:

Building	4% declining balance
Furniture and equipment	20% declining balance
Production equipment	20% declining balance
Leasehold improvements	Lease term plus expected one year renewal period

An impairment loss is recognized when events and circumstances indicate the carrying amount of a long-lived asset is not recoverable, and is measured as the amount by which the carrying value of an asset exceeds its fair value.

(i)

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired.  Goodwill is not amortized, but is tested for impairment.

The Company uses a two-step impairment test annually, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill.  To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amount, including goodwill.  When the fair value is in excess of its carrying amount, the goodwill is not considered impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination.  An impairment loss is recognized when the carrying amount of goodwill exceeds its fair value.  It is not reversed in the event that the fair value subsequently increases.

(j)

Intangible assets

Intangible assets represent the fair value assigned to brand, customer relationships and other intangible assets associated with the acquired businesses and are amortized on a straight-line basis over a period of five to six years from the date of acquisition.  The Company reviews its intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Impairment is tested by comparing the estimated future cash flows to its carrying value.

(k)

Deferred financing costs

Financing costs relating to a term loan are deferred and amortized on a straight-line basis over the term of the financing arrangements.

(l)

Income taxes

Future income taxes are provided for using the liability method whereby future income taxes are recognized for the expected future income tax consequences of all significant temporary differences

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

between the tax and financial statement bases of assets and liabilities.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.  To the extent that the Company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

(m)

Foreign currency translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at exchange rates in effect at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the average exchange rate for the year.  Resulting translation gains and losses are included in the consolidated statement of earnings (loss).

The financial statements of integrated foreign operations are translated using the temporal method, whereby non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the average exchange rate for the year.  Resulting translation gains and losses are included in the consolidated statement of earnings (loss).

The financial statements of self-sustaining operations are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the rate of exchange at the balance sheet date.  Revenues and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity as cumulative translation adjustment.

(n)

Net earnings (loss) per common share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share, if anti-dilutive. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

(o)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films or television programs. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(p)

Stock-based compensation

The Company recognizes stock-based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method of accounting.  A description of the Company’s employee stock-based compensation plan is disclosed in note 21(c).

The Company measures the fair value of non-employee stock-based compensation on the earliest date of  the following (i) the counterparty’s performance is complete, (ii) a commitment for performance from the counterparty to earn the equity instrument is reached and (iii) on the grant date of the equity instruments if they are fully vested and non-forfeitable at that date.

(q)

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  The most significant assumptions made by management in the preparation of the Company’s financial statements include future revenue projections for investment in film and television programming; valuation allowances and impairment assessments for various assets including investment in film and television programming, future income taxes, property, and equipment, intangible assets and goodwill; assessment of tax exposures; and returns and sales incentives.    Actual results could differ from those estimates.

(r)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current year.

(s)

Operating cycle

As the Company’s principal asset is its investment in film and television programming, which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

3

Restatement of financial statements

(a)

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest during the year ended August 31, 2006. It was determined that a portion of the interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on pre-production and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by the Company to fund corporate activities. The capitalization of interest was not consistent with the requirement of SoP 00-2. The adjustment results in an increase to interest expense of $500,000 and a corresponding decrease in the investment in film and television programming for the year ended August 31, 2006.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The reduction in the cost of the investment in film and television programming results in a reduction of amortization on investment in film and television programming of $177,000 for the year ended August 31, 2006 and a corresponding increase in the investment in film and television programming.

The result of the above adjustments is a net increase in the Company’s loss of $323,000 for the year ended August 31, 2006 and a corresponding increase to the deficit in shareholders’ equity.

(b)

In addition, as at August 31, 2006, the Company has reclassified loans totalling $7,153,000 to corporate loans from production loans to be consistent with the use of proceeds from the loans.

(c)

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the years ended August 31, 2006 and 2005. The Company had included interest incurred during those years in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows. The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities. Interest paid throughout those years had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made. The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles. As a result of this error, for the year ended August 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1,974,000 and $1,888,000, respectively, with a corresponding net decrease of $86,000 to cash used in operating activities. As a result of this error, for the year ended August 31, 2005, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1,125,000 and $717,000, respectively, with a corresponding net decrease of $408,000 to cash used in operating activities. This adjustment had no impact on the Company’s financial position or results of operations for the years ended August 31, 2006 and 2005.

(d)

During the year ended August 31, 2007, the Company identified a required restatement to its financial statements related to its accounting treatment of penalties on outstanding matters relating to corporate tax affairs. It was determined that the Company had not accrued penalties amounting to $176,000 as at August 31, 2006. The statement of operations has been revised to include these costs in selling, general and administrative expenses with a corresponding increase to accounts payable and accrued liabilities.

(e)

The Company has also restated certain disclosures in its income tax rate reconciliation resulting from clerical errors made during 2006. The revisions to the disclosure did not affect the balance sheet as at August 31, 2006 or the statements of operations and cash flows for the year then ended.

The Company has determined that these errors do not affect the opening deficit as at September 1, 2004.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The following table summarizes the effects of the preceding adjustments on the previously reported consolidated financial position, results of operations and cash flows of the Company.

	As at August 31, 2006
	As stated	Adjustments	As restated

Assets
Cash and cash equivalents	1,216	-	1,216
Accounts receivable and other amounts due	21,471	-	21,471
Inventory	1,830	-	1,830
Prepaid expenses and deposits	370	-	370
Investment in film and television programming	29,174	(323)	28,851
Property and equipment	571	-	571
Intangible assets	1,875	-	1,875
Other assets	511	-	511
Goodwill	5,252	-	5,252
Restricted term deposits	21,272	-	21,272
	83,542	(323)	83,219
Liabilities
Bank credit facility	1,811	-	1,811
Accounts payable and accrued liabilities	11,384	176	11,560
Corporate loans	-	7,153	7,153
Production loans	29,762	(7,153)	22,609
Deferred revenue	799	-	799
Future income tax liability	883	-	883
Revenue guarantee obligation	21,272	-	21,272
	65,911	176	66,087
Shareholders’ Equity
Capital stock	21,760	-	21,760
Contributed surplus	2,864	-	2,864
Warrants	1,010	-	1,010
Other paid-in capital	680	-	680
Deficit	(8,683)	(499)	(9,182)
	17,631	(499)	17,132
	83,542	(323)	83,219

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Year ended August 31, 2006
	As stated	Adjustments	As restated

Revenues
Motion Picture	9,399	-	9,399
Television	2,265	-	2,265
Home Entertainment	9,594	-	9,594
	21,258	-	21,258

Expenses
Amortization of investment in film and television programming, and other production costs	7,964	(177)	7,787
Writedown of investment and film and television programming	468	-	468
Home entertainment direct costs	7,538	-	7,538
Selling, general and administrative	6,717	176	6,893
Stock and warrant-based compensation costs	1,368	-	1,368
Other amortization	347	-	347

	24,402	(1)	24,401

Loss before the undernoted	(3,144)	1	(3,143)

Interest income	1,126	-	1,126
Interest expense	(2,872)	(500)	(3,372)
Gain on sale of asset	44	-	44
Foreign exchange gain	659	-	659
Loss on settlement of obligations	(41)	-	(41)

Loss before income taxes	(4,228)	(499)	(4,727)

Income tax recovery	108	-	108

Net loss for the year	(4,120)	(499)	(4,619)

Net loss per common share
Basic	(0.19)	(0.02)	(0.21)

Diluted	(0.19)	(0.02)	(0.21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Year ended August 31, 2006
	As stated	Adjustments	As restated

Operating activities
Net loss for the year	(4,120)	(499)	(4,619)
Items not affecting cash
Amortization of film and television programming	5,743	(177)	5,566
Future income tax recovery	(108)	-	(108)
Amortization of property and equipment	122	-	122
Amortization of intangible assets	225	-	225
Amortization of deferred financing costs	701	-	701
Gain on sale of asset	(44)	-	(44)
Stock and warrant-based compensation costs	1,368	-	1,368
Loss on settlement of obligations	41	-	41
Writedown of investment in film and television programming	468	-	468
Investment in film and television programming	(18,755)	500	(18,255)
Changes in non-cash operating working capital	(3,621)	262	(3,359)

	(17,980)	86	(17,894)

Investing activities
Business acquisitions, net of cash acquired	(7,234)	-	(7,234)
Property and equipment purchases	(168)	-	(168)

	(7,402)	-	(7,402)

Financing activities
Bank credit facility	1,811	-	1,811
Issuance of corporate loans	3,500	11,310	14,810
Repayment of corporate loans	(3,500)	(4,157)	(7,657)
Deferred financing costs	(293)	-	(293)
Production loans	31,988	(13,284)	18,704
Repayment of production loans	(18,265)	6,045	(12,220)
Issuance of preference shares on exercise of warrants	1,516	-	1,516
Issuance of common shares	8,624	-	8,624
Payment of preference share dividends	(211)	-	(211)

	25,170	(86)	25,084

Decrease in cash and cash equivalents	(212)	-	(212)

Cash and cash equivalents – beginning of year	1,428	-	1,428

Cash and cash equivalents – end of year	1,216	-	1,216

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

4

Accounts receivable and other amounts due

	2007	2006

Trade receivables due within one year	27,255	16,249
Trade receivables due after one year	2,497	73
Tax credits receivable	7,190	5,149

	36,942	21,471

The Company borrows from financial institutions to produce films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At August 31, 2007, $4,152,000 (2006 - $4,646,000) of the trade receivables and tax credits receivable are cross-collateralized against various financial institution loans of $4,599,000 (2006 - $7,763,000).  Other loans described in note 14(b) to the financial statements are secured by the Company’s receivables.

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when there is reasonable assurance that the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.  During the year, the tax credit proceeds for certain productions were less than those initially estimated by $79,000.

Trade receivables due after one year as at August 31, 2007 represent $2,312,000 due in the year ending August 31, 2009, and $185,000 due in the year ending August 31, 2010.

5

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects that are in development, production or release and the costs of acquiring distribution rights to completed properties.  Amortization of film and television programming is included in direct costs on the consolidated statement of earnings (loss).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The components of investment in film and television programming are as follows:

				2007			2006 Restated (see note 3)
	Cost	Accumulated amortization	(1)	Net	Cost	Accumulated amortization	Net

Motion Picture
Released	76,520	62,118		14,402	63,428	47,466	15,962
Productions in progress	8,519	-		8,519	5,506	-	5,506
In development	1,373	-		1,373	500	-	500
Television
Released	30,758	18,792		11,966	7,782	5,448	2,334
Productions in progress	6,606	-		6,606	3,401	-	3,401
In development	148	-		148	150	-	150
Home Entertainment
Released	4,233	583		3,650	1,076	78	998
Unreleased	1,921	-		1,921	-	-	-

	130,078	81,493		48,585	81,843	52,992	28,851

(1) includes impairment charges

(a)

During the year, the Company recorded an impairment charge of $6,320,000 (2006 - $468,000) for certain film titles.  The Company completed a detailed review of its investment in film and television programming titles and as a result concluded that the carrying amount of certain motion picture titles exceeded the fair value.

(b)

The Company estimates that approximately 44% of unamortized cost at August 31, 2007, relating to released theatrical films and television programming, will be amortized during the year ending August 31, 2008 and 81% will be amortized during the three-year period ending August 31, 2010.

(c)

As at August 31, 2007, the Company has $5,333,000 (2006 - $1,797,000) of accrued participation costs that it expects to pay during the year ending August 31, 2008.

(d)

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2007 amounted to $2,228,000 (2006 - $1,076,000).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

6

Property and equipment

			2007			2006
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Land	437	-	437	-	-	-
Building	3,863	20	3,843	-	-	-
Automobile	5	-	5	-	-	-
Computers, furniture and equipment	1,243	243	1,000	422	124	298
Production equipment	651	131	520	286	63	223
Leasehold improvements	339	75	264	92	42	50

	6,538	469	6,069	800	229	571

7

Intangible assets

Certain identifiable intangible assets were acquired in connection with the acquisitions of kaBOOM! Entertainment Inc., Castle Hill Productions Inc., Dream LLC, Trinity Home Entertainment, LLC and Dufferin Gate Productions Inc. as follows:

			2007			2006
	Estimated fair value	Accumulated amortization	Net	Estimated fair value	Accumulated amortization	Net

Brand	300	98	202	300	38	262
Customer relationships	5,007	687	4,320	1,800	187	1,613

	5,307	785	4,522	2,100	225	1,875

Amortization of intangible assets of $560,000 (2006 - $225,000; 2005 - $nil) for the year ended August 31, 2007 is included in other amortization on the consolidated statement of earnings (loss).  The customer relationships and brand assets are amortized on a straight-line basis over a period of six and five years, respectively.

The estimated aggregate amortization expense for intangible assets is $892,000 for the next three years, $855,000 in 2011 and $645,000 in 2012.  The weighted average amortization period is 5.18 years.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

8

Other assets

	2007	2006

Deferred financing costs (a)	291	-
Deferred acquisition costs (b)	-	511
	291	511

(a)

Deferred financing costs

Deferred financing costs of $381,000 (2006 - $nil) represent costs associated with establishing the term loan as described in note 13(a).  Amortization of deferred financing costs of $90,000 (2006 - $701,000) for the year ended August 31, 2007 is included in interest.  The deferred financing costs are amortized over the term of the loan, which matures on December 31, 2010.

(b)

Deferred acquisition costs

As at August 31, 2006, the Company incurred $511,000 in costs directly associated with the acquisition of Castle Hill Productions Inc. and Dream LLC. During 2007, these costs and any incremental direct costs of acquisition were included in the purchase cost of the acquisition (note 9(a)).

9

Business acquisitions

(a)

Castle Hill Productions Inc. and Dream LLC

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill Productions Inc. and 100% of the issued and outstanding member units of Dream LLC (“Castle Hill/Dream”).  The Castle Hill/Dream acquisition provides the Company with the rights to distribute a library of titles in the U.S. and internationally, and with an experienced management team to further enhance its capacity to exploit its own and other television programming and feature film packages.  The cost of the purchase was US$9,544,000 (Cdn$11,052,000), consisting of cash consideration of $9,207,000 paid at the time of closing, 1,120,419 common shares of the Company valued at $1,158,000 and direct costs of the acquisition of $687,000.  The fair value of the common shares issued of $1.03 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and final agreement was reached.

The cash component of the transaction was financed by:

(i)

A term loan of US$2,746,000 (Cdn$3,180,000) from a financial institution as described in note 13(a),

(ii)

An increase to an existing loan facility from a second financial institution to borrow an additional US$1,847,000 (Cdn$2,139,000).  The balance outstanding as at August 31, 2007 is US$559,000 (Cdn$590,000). The loan is due December 15, 2009, bears interest at the rate of LIBOR plus 2.75% and is secured by certain project-related accounts receivable of the Company.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(iii)

A loan from the second financial institution in the amount of US$2,748,000 (Cdn$3,182,000), which bears interest at the rate of LIBOR plus 2.25% and is secured by existing project-related accounts receivable. This loan was repaid during the year ended August 31, 2007.

(iv)  Balance from the Company’s available cash.

In conjunction with the provision of loans described in the preceding paragraph, the Company incurred aggregate financing costs of $381,000 (note 8(a)).

The acquisition of Castle Hill/Dream has been accounted for by the purchase method and the results of operations of Castle Hill/Dream have been included since December 21, 2006.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of the Company and Castle Hill/Dream.  A portion of the cost of acquisition of $1,200,000, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets (note 7).

(b)

Trinity Home Entertainment, LLC

On July 3, 2007, the Company acquired 100% of the membership interests of Trinity Home Entertainment, LLC (“Trinity”).  The purchase of Trinity provides the Company with a home entertainment studio in the U.S. that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in the U.S.  The cost of the purchase was US$9,986,000 (Cdn$10,603,000), consisting of 229,358 common shares of the Company valued at US$482,000 (Cdn$511,000), cash consideration of US$7,450,000 (Cdn$7,924,000) paid at the time of closing, future contingent cash consideration of US$1,744,000 (Cdn$1,840,000) and direct costs of the acquisition of $328,000.  Pursuant to the purchase agreement on closing of the transaction, the Company deposited into an interest bearing escrow account a maximum additional consideration of US$2,000,000 (Cdn$2,135,000) based on Trinity’s achieving certain financial results as reported on its audited financial statements for the year ended December 31, 2006.  At August 31, 2007, the Canadian dollar converted amount of the deposited funds was $2,112,000.  Trinity’s financial results for the year ended December 31, 2006 gave rise to US$1,744,000 (Cdn$1,840,000) of the contingent consideration becoming payable, which was paid subsequent to August 31, 2007 from the proceeds of a private placement completed on June 8, 2007 (note 21(b)(xi)).

The fair value of the common shares issued of $2.23 per share was based on Canadian exchange stock price quotation and was determined based on the date the transaction was announced and agreement was reached.  The cash component of the transaction was financed by a portion of the net proceeds of a private placement completed on June 8, 2007 (note 21(b)(xi)).

The acquisition of Trinity has been accounted for by the purchase method and the results of operations have been included since July 3, 2007.   The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Goodwill resulted from this purchase and is attributable to synergies in the distribution activities of the Company and Trinity.  A portion of the cost of acquisition of $2,100,000, which is a preliminary allocation, has been attributed to customer relationships and is included in intangible assets (note 7).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(c)

Dufferin Gate Productions Inc.

On July 27, 2007, the Company acquired 40.01% of the issued and outstanding shares of Dufferin Gate Holdings Inc. (“DGH”), the parent corporation of Dufferin Gate Productions Inc. (“Dufferin Gate”), a Canadian company that provides film production services and facilities, and subscribed for 19.98 Class A voting preferred shares, such that together the Company owns 50% of the voting rights in DGH. The Company also entered into an arrangement whereby the remaining common shares can be put to the Company by the holder or called by the Company in 2008 as further explained below. As the put arrangement represents a financial liability as opposed to an equity interest in DGH, the Company is deemed to have acquired 100% of the residual interest in DGH and has consolidated 100% of DGH effective July 27, 2007.

The cost of the purchase was $4,813,000, consisting of $2,160,000 cash consideration paid at the time of closing, direct costs of acquisition of $83,000 and future consideration with a fair value of $2,570,000, consisting of $1,957,000 cash and common shares of the Company valued at $600,000. The purchase was financed by a portion of net proceeds of a private placement completed on June 8, 2007 (note 21(b)(xi)).

On the date of the acquisition, the Company entered into an agreement (“the put option agreement”) with the remaining shareholder, requiring the Company to purchase all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for a price of $3,239,000, consisting of $2,639,000 cash and common shares of the Company with a value of $600,000. The put option is exercisable no later than January 31, 2008.  Pursuant to the terms of the put option agreement, the Company deposited $2,639,000 in an interest bearing escrow account; interest of $11,000 has accrued and is payable to the shareholder.  Upon the exercise of the put option, funds are released as follows: (i) $2,190,000 immediately, (ii) $225,000 six months following the date of exercise of the option and (iii) $224,000 18 months following the date of exercise of the option.  The future releases are dependent on continued employment of the principal of DGH, and accordingly, this amount is being accrued as compensation cost over the period the amounts vest. The fair value of the common shares to be issued is determined based on the date that the put option is exercised.

On the same date, the Company entered into an agreement (“the call option agreement”) with the remaining shareholder, requiring the shareholder to sell all of the issued and outstanding shares of a holding company that owns the remaining issued and outstanding shares of DGH for a price of $3,239,000 consisting of $2,639,000 cash and common shares of the Company valued at a fixed and determinable amount of $600,000.  The call option is exercisable no earlier than February 1, 2008 and no later than January 31, 2009.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

On January 7, 2008, the remaining shareholder exercised the put option requiring the Company to acquire the remaining 59.99% of the outstanding shares of Dufferin Gate.  Pursuant to the exercise of the put option agreement, the Company purchased all of the issued and outstanding shares of the holding company that owns the remaining issued and outstanding shares of DGH for $3,239,000, consisting of cash consideration of $2,639,000 and 393,781 common shares of the Company valued at $600,000.  The fair value of the common shares issued of $1.52 per share was based on Canadian exchange stock price quotation and was based on the date the put option was exercised.  In addition, on January 10, 2008, the Company released $2,190,000 from an interest bearing escrow account.

The acquisition of Dufferin Gate has been accounted for by the purchase method and the results of operations have been included since July 27, 2007.  The cost of the purchase has been allocated to the assets acquired and liabilities assumed based on the fair values of such assets and liabilities. Based on a preliminary allocation, goodwill resulted from this purchase and is attributable to production management infrastructure by the use of the studio facility and the personnel already in place.

(d)

kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (“kaBOOM”), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $6,983,000, consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $3,202,000 and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was based on Canadian exchange stock price quotation, and was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1,000,000 based on kaBOOM’s achieving certain results of operations for the 12 months ending April 30, 2006. kaBOOM’s results of operations for the 12 months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4,202,000 was settled from the proceeds of a private placement completed on June 7, 2006 (note 21(a)(vii).

The obligations to settle the future cash consideration were supported by letters of credit amounting to $4,202,000 which were provided by a financial institution and certain of the preferred shareholders.  In addition, the financial institution provided a term loan of $3,500,000, which was settled from part of the net proceeds of a private placement completed on June 7, 2006 (note 21(a)(vii).

In conjunction with the provision of the financing described in the preceding paragraph, the Company incurred aggregate costs of $701,000, consisting of 731,060 common shares with a fair value of $325,000 issued to the financial institution, 245,291 common shares with a fair value of $108,000 issued to the preferred shareholders, and other fees and costs payable in cash of $268,000.  These costs are amortized over the term of the loan and lines of credit.  The Company also paid certain share issuance costs amounting to $25,000, which were charged to capital stock during the year ended August 31, 2006.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The acquisition of kaBOOM has been accounted for by the purchase method and the results of operations of kaBOOM have been included since January 23, 2006.

The following table summarizes the allocation of the cost of the purchases.  The preliminary allocation to the assets acquired and liabilities assumed is based on the fair values of such assets and liabilities, with goodwill being the excess of the cost of purchase over the estimated fair values of net assets acquired.

	2007				2006
	Castle Hill/Dream (a)	Trinity (b)	Dufferin Gate (c)	Total	kaBOOM (d)
Cash and cash equivalents	-	1,245	617	1,862	232
Accounts receivable	733	3,911	126	4,770	3,920
Inventory	-	929	-	929	2,150
Investment in film and television programming	4,687	3,059	-	7,746	1,072
Property and equipment	32	-	4,766	4,798	125
Intangible assets	1,200	2,100	-	3,300	2,100
Prepaid expenses	35	27	-	62	7
Goodwill (note 10)	6,096	5,405	1,345	12,846	5,252
Accounts payable and accrued liabilities	(1,421)	(6,217)	(122)	(7,760)	(5,884)
Mortgage payable	-	-	(1,221)	(1,221)	-
Deferred revenue	(310)	-	-	(310)	-
Future income tax asset (liability)	-	144	(698)	(554)	(991)

Total consideration	11,052	10,603	4,813	26,468	7,983

Goodwill on the Castle Hill/Dream and Trinity businesses acquired in the United States is deductible for U.S. income tax purposes.

10

Goodwill

Goodwill activity for the year ended August 31, 2007 is as follows:

	Motion Picture	Television	Home Entertainment	Total

At August 31, 2005	-	-	-	-
Additions	-	-	5,252	5,252
At August 31, 2006	-	-	5,252	5,252
Additions	-	7,441	5,405	12,846
Foreign translation	-	(536)	-	(536)
At August 31, 2007	-	6,905	10,657	17,562

During the year ended August 31, 2007, the Company completed its annual goodwill impairment testing and concluded that there has not been an impairment in the value of its goodwill.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

11

Bank credit facility

The Company has a bank credit facility with a Canadian bank to a maximum amount of $3,000,000 (2006 - $2,500,000). The credit facility bears interest at the prime rate plus 1.25% and is due on demand. As at August 31, 2007, the weighted average interest rate of the loan outstanding was 6.7% and the effective rate was 6.64%.  The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At August 31, 2007, $nil (2006 - $689,000) was available under the facility.

12

Accounts payable and accrued liabilities

	2007	2006 Restated (see note 3)

Trade accounts payable	10,905	2,540
Accrued liabilities	1,381	855
Income taxes payable	1,570	-
Production liabilities	8,023	2,867
Film asset acquisition liabilities	2,539	3,501
Participation liabilities	6,189	1,797

	30,607	11,560

All accounts payable, accrued liabilities and income taxes payable balances are due within one year.  Production liabilities relate to amounts due to production entities’ suppliers in respect of film and television programs in production.  The film asset acquisition liabilities relate to the Company’s cost of acquiring film and television distribution rights and represents amounts due for the cost of distribution rights acquired. Participation liabilities relate to third parties interest in productions or in distribution rights held by the Company.  Participation, film asset acquisition and production liabilities totalling $15,895,000 are due within one year and $856,000 is not due until after August 31, 2008.

13

Corporate loans

	2007	2006 Restated (see note 3)

Term loan (a)	2,561	-
Mortgage payable (b)	1,212	-
Loan from related party (c)	-	2,839
Production loans applied to corporate activities (d)	3,478	4,314
Term loan for business acquisition (e)	590	-

	7,841	7,153

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(a)

Term loan

In connection with the acquisition of Castle Hill/Dream (note 9(a)), the Company entered into an agreement with a financial institution to borrow US$2,746,000 (Cdn$3,180,000).  The loan bears interest at the Canadian Imperial Bank of Commerce’s U.S. base rate. The term loan was repaid and reduced to US$1,533,000 (Cdn$1,619,000) by December 31, 2007 in accordance with the terms of loan; and is due to be repaid and reduced to US$833,000 (Cdn$880,000) by December 31, 2008; to US$233,000 (Cdn$246,000) by December 31, 2009; and repaid in full by December 31, 2010.  As of August 31, 2007, the effective rate was 8.9% and the weighted average interest rate was 8.9%.  As at August 31, 2007, there was a balance of US$2,425,000 (Cdn$2,561,000)(2006 - $nil).  The loan is secured by a general assignment of certain of the Company’s subsidiaries’ assets, a guarantee from the Company and certain of its subsidiaries, and a pledge of all the shares in one of its subsidiaries.

Required principal repayments on the loan are as follows:

2008	942
2009	739
2010	634
2011	246
2012	Nil

(b)

Mortgage payable

In connection with the acquisition of Dufferin Gate (note 9(c)), the Company assumed a mortgage payable with a financial institution in the amount of $1,221,000.  The mortgage bears interest at the Business Development Bank of Canada’s base rate plus 0.75% and has monthly principal instalments of $8,350.  As at August 31, 2007, there was a balance of $1,212,000.  The final loan payment will be on December 15, 2021.

Required principal repayments on the loan are as follows:

2008	100
2009	100
2010	100
2011	100
2012 and thereafter	812

Subsequent to year-end, the Company entered into an agreement with the Business Development Bank of Canada for an additional loan for $2,200,000.  The loan bears interest at the Business Development Bank of Canada’s base rate minus 0.75% and has monthly principal instalments of $8,350.  The final loan payment will be on December 15, 2030.

The above loans are secured by a building of one of the Company’s subsidiaries, a general assignment of certain of the Company’s subsidiaries’ assets, and a guarantee from the Company.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(c)

Loan from related party

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and by a member of the Company’s senior management in the principal amount of $2,740,000 (note 31(c)).  The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credits receivable due on films that it has produced and by guarantees provided by certain consolidated production companies, where such guarantees are limited to the consolidated production companies’ liability to the Company, amounting to the Company’s entitlement to the tax credits, in order to assist the Company with the financing of its distribution advances.  During the year ended August 31, 2007, interest paid on the loan was $478,000, which includes interest of $412,000 paid to a director of the Company and the member of the Company’s senior management.  The loan was repaid from a portion of the net proceeds of a private placement that closed on June 8, 2007 (note 21(b)(xi)).

(d)

Production loans applied to corporate activities

Certain of the Company’s subsidiaries enter into financing arrangements with financial institutions and other lenders for funding to be used solely to produce films and televisions programs.  These subsidiaries include wholly owned companies and VIEs legally controlled by others.  These subsidiaries transferred all or a portion of the funds received under production loans’ draws to other subsidiaries of the Company to be used for other purposes including funding working capital.  The funds were transferred back to the production entities when those entities require the funds to finance their costs of production. In some cases, the proceeds of the loans from certain non-financial institutional lenders were provided to these other subsidiaries and never transferred to the production entities.  These loans have either been repaid or the Company intends to repay these loans from its cash flows.

Other terms of and security provided for the loans provided by financial institutions are described in note 14(a). Other terms and guarantees of the loans provided by other lenders are described in note 14(b).

The loans bear interest at the rate of 6% to 30% per annum and have arrangement fees of 6%.  The weighted average interest rate of loans outstanding was 26.90% (2006 - 30%).  Interest incurred on the loans while the Company has use of the funds for corporate activities or while production entities are not active in preproduction and production is included in interest expense.

Included in the balance of production loans applied to corporate activities at August 31, 2007 is US$2,500,000 (Cdn$2,856,000) (2006 - US$2,179,000 (Cdn$2,408,000)) in such preproduction loans denominated in United States dollars.  In the year ended August 31, 2007, $1,180,000 (2006 - $500,000) of interest and arrangement fees were included in earnings.

 (e)

Term loan for business acquisition

In connection with the acquisition of Castle Hill/Dream (note 9(a)), the Company entered into an agreement with a financial institution to increase an existing loan facility to borrow an additional US$1,847,000 (Cdn$2,139,000) for the purpose of completing the financing of the purchase price.  At August 31, 2007, the balance outstanding is US$559,000 (Cdn$590,000), which is due December 15, 2009 and bears interest at the rate of LIBOR plus 2.75%.  The loan is secured by existing and future receivables of certain films.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

14

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

The financing arrangements are usually between the entity producing the film project and the lender. The production entity borrowing the funds may have periods of time when not all the funds borrowed are required for financing the costs of production. The Company may use such funds temporarily in its operating activities other than production of films and television programs and interest incurred on the loans, while the Company is not incurring pre-production and production costs, is included in expense.  Upon commencement of incurring product costs such loans are reclassified as production loans and interest thereafter is capitalized as part of the cost of production until the production is substantially completed and amortized as part of the investment in film and television asset any unused portion of these loans from the production entity for use in financing its operating activities. The Company repays the amounts used when the production entities requires funds to finance the costs of production. Interest and arrangement fees incurred on the loans while the Company has use of the funds are included in interest expense.

Production loans comprise the following:

	2007	2006 Restated (see note 3)

Bank and other financial institution loans (a)	28,241	20,450
Interim bridging loans (b)	2,228	1,640
Vendor financing arrangement (c)	239	519

	30,708	22,609

(a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and acquisition of film distribution rights (see note 13(c)). Repayments may be solely from cash flows, as they are collected from tax credits received for or the revenue of each film or from across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collateralized across a number of films.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Loans are made in United States dollars and Canadian dollars. Of the loans outstanding, US$6,814,000 (Cdn$7,197,000) (2006 - US$11,922,000 (Cdn$13,177,000)) is denominated in United States dollars. The amount of loans may be based on committed advances and minimum guarantees receivable from distributors or broadcasters and expected tax credits.  In certain circumstances, another subsidiary of the Company may be the distributor and required to provide the minimum guaranteed fee.  Certain advances are made that are not supported by any distributor or broadcaster commitments or expected tax credits and provide the bank the right to draw from a cash collateral or control account.

All loans are due on demand with certain specified maturity dates.  In certain cases, the maturity dates coincide with the expected release date of the film or television program. Loans may be extended at a fee of ¾ to 1% of the outstanding balance.  All advances or minimum guarantees received from the distributors or broadcasters which do not represent funding for the production of the film or television programs are to be applied against the loans.  All loans supported by tax credits are due at the earlier of a specified date, the date that the tax credits are applied against taxes otherwise payable, the due date of the tax returns, upon receipt of the refundable tax credit or the date the tax credit claim is not accepted. The loans may be prepaid at any time.

For each loan, the Company has assigned to the lender all refundable tax credits and distributor and broadcaster advances and minimum guarantees, if applicable, and distributors fees to be received from the distribution of the film or television programs; provided the lender with a copyright mortgage on the respective film; and obtained a guarantee from Cangap (see (d) below), if applicable.

Loans from banks bear interest at rates ranging from the particular bank’s United States dollar base rate plus 1.5% to plus 3.25%. The Company has several loans outstanding from other institutions that bear interest at the rate of LIBOR plus 0.75% to plus 3.25%. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate minus 0.5% to plus 2%. The loans provide that interest may be capitalized to the cost of the loan to a maximum specified amount.  In addition, the Company pays the lenders certain arrangement fees for each loan.  As at August 31, 2007, the weighted average interest rate of the loans outstanding was 5.89% (2006 - 6.26%).

During the year ended August 31, 2007, loans totalling $4,404,000 (2006 - $3,416,000) became due and payable.  The terms were extended by negotiation to more closely match the collection of cash from the revenue source acting as security interest for these loans.  The extension period for these loans is less than one year.

During the year ended August 31, 2007, arrangement fees paid to banks and other financial institutions of $164,000 (2006 - $223,000) were capitalized to film and television programming costs.

Historically, the Company undertook many of its film productions in conjunction with producers outside of Canada. The Company’s related production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 28(a).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Interim bridging loans

Production subsidiaries of the Company, including wholly owned subsidiaries and consolidated VIEs, have entered into financing arrangement with various parties, on an interim basis prior to finalizing the financing for a film or television series. These funds generally are used to finance pre-production costs; however, during 2006 and 2007, the funds were used for other purposes as described in note 13(d).These interim bridge loans are repaid at the time production financing is arranged or within a specified period of time and are secured by the distribution and other rights to the film owned by the production subsidiary that was party to the loan documentation. The loans bear interest at a rate of 6% to 30% per annum. In addition, these loans generally are guaranteed by other non-production subsidiaries of the Company.

Of the loans outstanding, US$1,000,000 (Cdn$1,056,000) (2006 - US$1,193,000 (Cdn$1,319,000)) is denominated in United States dollars. As at August 31, 2007, the weighted average interest rate of the loans outstanding was 23.96% (2006 - 20.96%).  The terms of these loans are less than one year.

(c)

Vendor financing arrangement

One of the Company’s subsidiaries received an interest free loan of $239,000 from a provider of DVD replication services, pursuant to the trading arrangement with that service provider. The loan is secured by a general security agreement over the assets of that subsidiary. The loan is repaid by periodic payments calculated to be in proportion with the volume of DVDs replicated by the service provider. Any unpaid balance of the loan is due on February 22, 2009.  As at August 31, 2007, the effective interest rate was nil%.

(d)

Financing arrangements with a limited partnership

Certain lenders provide corporate and production loans to the Company that are required to be guaranteed or supported by collateral. The Company has entered into financing guarantee contracts with an unrelated Canadian limited partnership (Cangap) that provides guarantees for certain of the Company’s bank loans. These bank loans that are provided either to (i) the Company for the purpose of financing its minimum guarantee obligations related to film and television rights acquisitions, (ii) to consolidated production entities directly to fund production costs or (iii) directly or indirectly to the Company and its non-production entities to fund corporate activities .  Cangap receives from the Company or its subsidiaries a loan guarantee fee that ranges from 10% to 13% based on the initial amount of the loan guarantee.  Total fees incurred by the Company for the year ended August 31, 2007 were $1,111,000 (2006 - $703,000). Cangap’s guarantee is secured by certain distribution rights relating to each project and in certain instances cross-collateralized against multiple titles.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

15

Interest expense

	2007	2006 Restated (see note 3)	2005

Bank credit facility	153	36	-
Corporate loans	2,021	750	-
Production loans	955	803	142
Film financing transaction (note 19)	1,109	991	811
Other	149	91	-
	4,387	2,671	953
Amortization of deferred financing costs	90	701	-
	4,477	3,372	953

Interest capitalized to film and television programming costs	2,228	1,076	1,087

16

Gain on sale of asset

During the year ended August 31, 2002, the Company sold a real estate property and realized a gain of $523,000.  The Company continued to occupy the property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term.   The Company recognized this gain as follows: year ended August 31, 2007 - $nil (2006 - $44,000; 2005 - $98,000).

17

Gain (loss) on settlement of obligations

As a result of the following, the Company has recognized a (loss) gain on settlement of its obligations as follows:

	2007	2006	2005

Settlement of related party loan payable (a)	(396)	-	-
Settlement of dividends payable (b)	(13)	(26)	-
Settlement of liability to Fremantle (c)	-	-	1,455
Settlement of obligation to issue shares (c)	-	-	1,105
Settlement of liability to Comerica (d)	-	(15)	-

	(409)	(41)	2,560

(a)

Settlement of loan payable to a related party

On May 10, 2004, the Company entered into a loan agreement with an affiliate of a member of management of the Company for US$250,000 (Cdn$182,500).  Interest on the loan was 18% per annum.  On April 30, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of the loan payable to an affiliate of a director and a member of management of the Company in the amount of US$250,000 (Cdn$285,000) plus interest of US$151,000 (Cdn$174,000) (note 21(b)(viii)).  The fair value per common share of $3.10 was determined based on the date of settlement.  The Company recorded a loss on settlement of $396,000 (note 31(e)).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Settlement of dividends payable on preferred shares

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of Series I and II preference share dividends payable to a director (2006 - 49,920 common shares valued at $49,421) and certain preferred shareholders. The fair value of the shares issued to settle the liability was $84,000 based on the date of settlement, and therefore the Company recorded a loss on settlement of the dividends of $13,000.

During the year ended August 31, 2006, the Company issued 178,620 common shares in settlement of $97,000 of dividends payable to certain preferred shareholders.  The value of the shares issued to settle the liability was $123,000, and therefore the Company recorded a loss on settlement of the dividends of $26,000.

(c)

Settlement of obligation to issue shares and liability to Fremantle

Debt restructuring

During the year ended August 31, 2002, the Company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. Subsequent to August 31, 2002, the Company failed to make scheduled repayments of principal and interest owing.

Pursuant to a Debt Repayment Agreement, Fremantle agreed to restructure the remaining $7,580,000 term loan by revising the source of debt repayments and security to be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the “pre-existing assets”). The new debt had no fixed repayment dates. Interest and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Under the terms of the Debt Repayment Agreement, the Company issued to Fremantle a Conversion Right Certificate wherein it was agreed that if any amount of the Fremantle debt, including unpaid interest, remained outstanding as of December 31, 2004, Fremantle would have the right to convert such unpaid amount to common shares in the capital of the Company.  Accordingly, 2,527,000 common shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

Obligation to issue shares

At this time, the Company estimated that the fair value of the obligation to issue shares to Fremantle was $2,887,000 and charged that amount against a computed gain arising on the modification of the debt. Since, upon exercise by Fremantle of the conversion instruments, the Company had issued a right to Fremantle to receive a variable amount of shares in settlement of the loans, the Company reflected the amount as a liability.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

During the year ended August 31, 2005, Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock. As a result of Fremantle’s conversion, the Company recognized a gain on settlement (including the change in value of the obligation up to settlement) of its obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the fair value of the Company’s common stock issued on the conversion date and a gain on settlement of liability of $1,455,000 representing the extinguishment of the Company’s distribution liability to Fremantle.

(d)

Settlement of liability to Comerica

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the related outstanding debt was US$1,075,000 (Cdn$1,675,000), which the Company recognized as an obligation and receivable due from the co-producer. The receivable was written off at that time.

Pursuant to a Release and Reconstitution Agreement, the terms of the loan guarantee were restructured to restrict repayment of the obligation to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets. The Company also issued a Conversion Right Certificate to Comerica wherein it was agreed that if any amount of the loan remained outstanding as of December 31, 2005, Comerica would have the right to convert such unpaid amount to common shares in the capital of the Company.  Accordingly, the Company reserved a sufficient number of shares that could be issued in settlement of the $1,675,000 obligation.

During the year ended August, 31, 2006, Comerica converted its US$1,075,000 (Cdn$1,675,000) loan for 215,000 common shares in the Company.  The Company recognized a loss of $15,000 on the settlement of its obligation, which represents the extinguishment of the Company’s distribution liability to Comerica.

18

Legal settlement

On October 2, 2001, the Company initiated an action in British Columbia Supreme Court against a co-financier in a television series for damages from the co-financier's failure to honour a contract for its share of the financing of the television series. On December 21, 2006, the parties met with an arbitrator and negotiated a settlement of the Company's claim against the co-financier. On January 16, 2007, the Company received the settlement amount of $957,000 net of costs.

19

Film financing transaction

During the year ended August 31, 2004, the Company entered into certain financing arrangements with two United Kingdom limited partnerships (the “limited partnerships”) with respect to two films. Under these arrangements, the Company received £9,522,000 (Cdn$22,554,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The Company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the Company is obligated to pay the limited partnerships £11,567,000 (Cdn$24,291,000) in April 2009 under that revenue guarantee.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

As security for the full value of the obligation due in 2009, the Company was required to place on deposit with a financial institution the amount of £9,034,000 (Cdn$21,339,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit and the interest earned on it are restricted for use as security for the guarantee and cannot be used for any other purpose. At August 31, 2007, the amount of the deposit was £10,455,000 (Cdn$22,272,000) (2006 - £10,108,000 (Cdn$21,272,000)). This deposit is included in restricted term deposits. The Company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate of 5%.

During the year ended August 31, 2004, the Company recorded the difference between the amount of cash received and the amount recorded as an obligation to the limited partnerships of £488,000 (Cdn$1,215,000) as a reduction in the Company’s carrying value of its investment in these two films.

During the year ended August 31, 2007, interest income and interest expense of £505,000 (Cdn$1,109,000) (2006 - £481,000 (Cdn$991,000); 2005 - £356,000 (Cdn$811,000)) was included in the results of operations (note 15).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

20

Income taxes

The income tax effects of temporary differences between the book value and tax basis of assets and liabilities are as follows:

	2007	2006 Restated (see note 3)
Future income tax assets
Property and equipment	438	412
Share issue costs	1,014	426
Investment in film and television programming	7,938	7,095
Losses available for future periods	5,546	1,138
All other	398	-

Gross future tax assets	15,334	9,071
Valuation allowance	(9,078)	(5,328)

Net future income tax assets	6,256	3,743

Future income tax liabilities
Property and equipment	(702)	-
Investment in film and television programming	(6,353)	(3,867)
Intangible assets	(537)	(759)

	(7,592)	(4,626)

	(1,336)	(883)

Future income tax asset	517	-
Future income tax liability	(1,853)	(883)

	(1,336)	(883)

The recognition and measurement of the Company’s future income tax assets and liabilities involves dealing with estimates due to uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Actual balances could differ from the amounts above.

The Company’s Canadian, United States and United Kingdom pre-tax earnings (loss), net of intercompany eliminations, are as follows:

	2007	2006 Restated (see note 3)	2005

Canada	(2,003)	(5,544)	1,365
United States	(2,420)	673	(340)
United Kingdom	(282)	144	471

	(4,705)	(4,727)	1,496

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The components of the income tax (expense) recovery by jurisdiction are as follows:

	2007	2006	2005
Current tax
Canada	(1,400)	-	-
U.S.	(173)	-	-
Future tax
Canada	221	108	-
U.S.	373	-	-

	(979)	108	-

The future tax recovery for Canada relates to a reduction in the future income tax liability of $221,000 resulting from amortization of intangible assets that arose on the acquisitions of Dufferin Gate and kaBOOM.  The future tax recovery for the U.S. of $373,000 relates to deductible temporary differences and net operating losses that have been recorded as a future income tax asset.

At August 31, 2007, the Company has approximately $14,778,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

2008	12
2009	579
2010	19
2014	330
2015	212
2016	2,781
2017	5,234
2026	809
2027	2,123
Indefinite	2,679

14,778

The non-capital losses per jurisdiction are as follows:

Canada	9,167
United States	2,932
United Kingdom	2,679
14,778

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	2007%	2006 % Restated (see note 3)	2005%

Corporate statutory income tax rate	(36.12)	(35.66)	35.66
Add (deduct) the effect of
Expiration of unrecognized tax losses	0.29	4.01	-
Loss on settlement of obligation	-	-	(63.01)
Items not deductible for income tax purposes	(1.13)	0.26	6.49
Change in valuation allowance	55.49	36.62	20.86
State income tax and foreign income tax withholding	3.68	-	-
Foreign tax rate differences	(1.63)	-	-
Other	0.23	(7.51)	-

Effective tax rate	20.81	(2.28)	-

21

Capital stock

Shares

Authorized

Unlimited common shares without par value

Unlimited preference shares, issuable in series without par value

Each Series I and Series II preference share is convertible into one common share of the Company at any time. Each outstanding Series I and II preference share pays a 10% cumulative dividend quarterly.

The Company may, at its option, at any time after July 29, 2009 redeem any or all outstanding Series I preference shares at an exercise price of US$0.46 per share and any or all outstanding Series II preference shares at an exercise price of US$0.50 per share.

(a)

Capital stock activity during the year ended August 31, 2006 was as follows:

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(i)

On December 30, 2005, 1,435,897 Series II preference share warrants were exercised at a      price of US$0.50 per share for total proceeds of US$717,948.

(ii)

On March 30, 2006, Comerica agreed to convert its US$1,075,000 loan for 215,000 shares of the Company’s common stock.

(iii)

On April 24, 2006, 500,000 Series II preference share warrants were exercised at a price of   US$0.50 per share for proceeds of US$250,000.

(iv)

In connection with the kaBOOM acquisition (note 9(d)), certain preferred shareholders provided letters of credit in return for a fee that was eligible to be settled in cash or common shares at the option of the Company. The fee was classified as equity as it was settled by a fixed number of shares, the fair value of which was estimated to be $108,000. On April 24, 2006, the Company issued 245,291 common shares to settle the fees.

(v)

On April 28, 2006, the Company issued 178,620 common shares in settlement of $97,000 of   dividends payable to certain preferred shareholders. The value of the shares issued to settle the   liability was $123,000 and therefore the Company recorded a loss on settlement of the   dividends of $26,000 (note 17(b)).

(vi)

On May 25, 2006, 726,032 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$363,016.

(vii)

On June 7, 2006, the Company completed a private placement of 7,500,000 common shares   for gross proceeds of $9,075,000 (net proceeds of $8,370,000). The proceeds were used to   repay a term loan of $3,447,000, to settle letters of credit amounting to $4,202,000 in   connection with the kaBOOM acquisition and to provide working capital.

(viii)

During the year ended August 31, 2006, the Company issued 441,333 common shares for gross proceeds of $255,000 in connection with employee stock options that had been exercised.  A balance of $118,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

(ix)

During the year ended August 31, 2006, the Company recorded dividends of $308,000 (2005 - $22,000) in respect of the Series I preference shares and the Series II preference shares, being 10% of their subscription face value of US$3,330,965 (2005 - US$2,000,000).

(b)

Capital stock activity during the year ended August 31, 2007 was as follows:

(i)

During the year ended August 31, 2004, the Company issued 3,489,814 common shares to PAPDC in consideration of PAPDC agreeing to assume the obligation to issue the common shares of the Company as described note 17(c) and (d) to Fremantle (the lenders) should the lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the Company serves as escrow agent to hold and direct the shares as appropriate to the lenders and/or PAPDC upon the lenders’ decision to convert the obligations to common shares of the Company. As described in note 17(c) and (d), the lenders converted the outstanding obligations for 3,146,125 common shares of the Company. During the year ended August 31, 2006, the Company returned 121,000 shares to treasury from escrow, the balance of shares originally reserved for issuance to Comerica as per its conversion agreement. As at August 31, 2007, 222,689 shares remain in escrow (note 17(c)).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(ii)

On September 7, 2006, 500,000 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000 (Cdn$277,000).

(iii)

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $84,000 and therefore the Company recorded a loss on settlement of $13,000 (note 17(b)).

(iv)

On November 17, 2006, 200,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000 (Cdn$123,000).  A balance of $67,000, representing a portion of the value associated with warrants, was transferred from warrants.

(v)

On December 21, 2006, the Company acquired 100% of the issued and outstanding shares of Castle Hill/Dream (note 9(a)), which in part consisted of the issuance of 1,120,419 common shares of the Company valued at $1,158,000.  The fair value per common share of $1.03 was determined based on the date the transaction was announced and agreement was reached.

(vi)

On January 12, 2007, the Company issued 39,907 common shares in settlement of $43,000 of dividends payable to certain preferred shareholders. The value of shares issued to settle the liability was $43,000.  The Company recorded no gain or loss on settlement.

(vii)

In January 2007, 245,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$132,300 (Cdn$156,000).  A balance of $90,000, representing a portion of the value associated with warrants, was transferred from warrants.

(viii)

On April 30, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable to an affiliate of a director and member of senior management of the Company in the amount of US$250,000 (Cdn$285,000), and interest of US$151,000 (Cdn$174,000).  The fair value per common share of $3.10 was determined based on the date the loan was settled.  The Company recorded a loss on settlement of $396,000 (note 17(a)).

(ix)

In May 2007, 645,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$348,000 (Cdn$399,000). A balance of $296,000, representing a portion of the value associated with warrants, was transferred from warrants.

(x)

In May 2007, 1,185,896 Series II preference share warrants were exercised at a price of US$0.50 per share for proceeds of US$593,000 (Cdn$653,000).

(xi)

On June 8, 2007, the Company completed a private placement of 13,200,000 common shares for gross proceeds of $33,000,000 (net proceeds of $29,807,000).  The proceeds were used to repay loans from related parties in the amount of $4,935,000 plus interest and $2,740,000 plus interest.  The remaining net proceeds were used for general working capital purposes and to finance the acquisitions of Trinity and Dufferin Gate (note 9(b) and (c)).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(xii)

In July 2007, 35,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$18,900 (Cdn$21,000).  A balance of $29,000, representing a portion of the value associated with the warrants, was transferred from warrants.

(xiii)

On July 3, 2007, the Company acquired 100% of the issued and outstanding shares of Trinity (note 9(b)) for consideration that in part consisted of 229,358 common shares of the Company valued at $511,000.  The fair value of the common shares issued of $2.23 per share was based on the date the transaction was announced and agreement was reached.

(xiv)

During the year ended August 31, 2007, the Company issued 690,329 common shares for gross cash proceeds of $413,000 in connection with employee stock options that had been exercised.  A balance of $272,000, representing a portion of the value associated with stock options, was transferred from contributed surplus.

(xv)

On August 31, 2007, the Company acquired 100% of the issued and outstanding shares of John Flock Productions Inc. for consideration consisting of 370,373 common shares of the Company valued at $740,000.  The primary asset acquired was film assets. The fair value of the common shares issued of $2.00 per share was based on the date the transaction was completed (note 31(f)).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Issued

		Common	Preference – Series I			Preference – Series II		Total
	Number of shares	Amount	Number of shares		Amount	Number of shares	Amount	Amount

Balance – August 31, 2005	20,620,615	8,233	4,347,825		1,656	-	-	9,889

Issued for cash on exercise of Series II preference warrants (note 21(a)(i)(iii)(vi))	-	-	-		-	2,661,929	1,516	1,516
Transfer of warrant fair value on exercise of Series II preference warrants (note 23)	-	-	-		-	-	424	424
Issued for kaBOOM acquisition (note 9(d))	1,764,118	800	-		-	-	-	800
Issued for settlement of financing fees (note 21(a)(iv))	245,291	108	-		-	-	-	108
Issued for settlement of dividend payable (note 21(a)(v))	178,620	123	-		-	-	-	123
Issued from escrow – settlement of Comerica obligation (note 17(d))	215,000	157	-		-	-	-	157
Issued for cash on exercise of stock options (note 21(a)(viii))	441,333	373	-		-	-	-	373
Issued for cash – June 7, 2006 (note 21(a)(vi))	7,500,000	8,370	-		-	-	-	8,370

Balance – August 31, 2006	30,964,977	18,164	4,347,825		1,656	2,661,929	1,940	21,760

Issued for cash on exercise of Series II preference warrants (note 21(b)(ii)(x))	-	-	-		-	1,685,896	930	930
Transfer of warrant fair value on exercise of Series II preference warrants (note 23)	-	-	-		-	-	269	269
Issued for settlement of dividends payable (note 21(b)(iii)(vi))	111,225	127	-		-	-	-	127
Issued for cash on exercise of common share warrants (note 21(b)(iv)(vii)(ix)(xii))	1,125,000	699	-		-	-	-	699
Transfer of warrant fair value on exercise of common share purchase warrant (note 21(b)(iv)(vii)(ix)(xii))	-	482	-		-	-	-	482
Issued for Castle Hill/Dream acquisition (note 21(b)(v))	1,120,419	1,158	-	-	-	-	-	1,158
Issued for Trinity acquisition (note 21(b)(xiii))	229,358	511	-		-	-	-	511
Issuance for debt settlement (note 21(b)(viii))	277,406	860	-		-	-	-	860
Issuance for cash in private placement (note 21(b)(xi))	13,200,000	29,807	-		-	-	-	29,807
Issued for John Flock Productions Inc. acquisition (note 21(b)(xv)	370,373	740	-		-	-	-	740
Issuance for cash on exercise of stock options (note 21(b)(xiv))	690,329	413	-		-	-	-	413
Allocation of contributed surplus on exercise of stock options (note 22)	-	272	-		-	-	-	272

Balance – August 31, 2007	48,089,087	53,233	4,347,825		1,656	4,347,825	3,139	58,028

Excluded from the 48,089,087 share balance above are shares of the Company held in escrow of 222,689 (2006 - 343,689), as described in note 21(b)(i).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(c)

Stock options

The Company has an employee stock option plan previously approved by the shareholders on February 8, 2006, which provides for the issuance of up to 20% of the outstanding common shares of the Company at any given time.  At August 31, 2007, the number of shares issuable upon the exercise of options pursuant to the stock option plan and any other share compensation arrangements is 8,323,619.  Stock options are granted with an exercise price in Canadian dollars at or above the market price for the Company’s common shares at the date of grant.   All of the stock options exercised for the years ended August 31, 2007 and 2006 were granted with an exercise price at the market price at the date of grant.  The terms of the stock option plan allow the Company to grant stock options with an exercise period to a maximum of 10 years.  All stock options granted have terms between one and three years and vest and become fully exercisable immediately, or up to a period of 37 months. The Company intends to issue new shares from treasury for any stock options exercised.  Certain individuals have a change of control provision contained in their stock option agreement pursuant to their employment agreement.

Stock option activity for the years ended August 31, 2007 and 2006 is as follows:

	Number of options	Weighted average exercise price
Outstanding at August 31, 2005	1,445,000	$0.60
Granted	1,975,000	0.71
Exercised	(441,333)	0.57
Forfeited	(60,000)	0.65
Expired	(10,000)	0.50
Outstanding at August 31, 2006	2,908,667	0.68
Granted	2,385,000	1.93
Exercised	(690,329)	0.60
Forfeited	(296,667)	1.09
Expired	-	-
Outstanding at August 31, 2007	4,306,671	$1.36

	2007	2006	2005
Weighted average grant date fair value of options with exercise price issued at market	$0.80	$0.39	$0.42
Weighted average grant date fair value of options with exercise price issued at above market	0.59	-	-
Total intrinsic value of options exercised	$1,414,000	$373,000	n/a
Weighted average remaining contractual life outstanding (in years)	2.12	2.40	2.34

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

At August 31, 2007, stock options by range of exercise price issued at market are as follows:

Range of exercise prices	Number of options	Weighted average remaining contractual life (Yrs)	Weighted average exercise price
$0.48 to $0.73	1,811,671	1.36	$0.60
$0.95 to $1.09	85,000	2.99	$0.96
$1.21 to $1.43	530,000	2.21	$1.32
$1.56 to $2.02	1,240,000	2.65	$1.91
$2.09 to $2.38	340,000	2.96	$2.24
$2.88 to $3.05	225,000	3.25	$2.94

At August 31, 2007, there were 75,000 stock options granted with an exercise price above market, a weighted average remaining contractual life of 3.0 years and a weighted average exercise price of $2.50.

Information for vested and exercisable options as at August 31, 2007 and 2006 is as follows:

	2007	2006
Intrinsic value of options	$1,867,000	$1,487,000
Weighted average remaining contractual life (in years)	1.83	2.08
Number of options	1,805,562	1,517,215
Weighted average exercise price	0.97	0.68

As at August 31, 2007, the number of options vested or expected to vest in the future are 4,021,303.  The intrinsic value of these options is $3,120,139, the weighted average remaining contractual life is 2.10 years and the weighted average exercise price is $1.33.

(d)

Stock-based compensation

The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model.  The range of the assumptions used for employee stock options granted during the year ended August 31, 2007 was as follows: volatility, based on historical volatility of 48% to 113% (2006 - 93% to 108%; 2005 - 103% to 108%), risk-free interest rate of 3.40% to 4.65% (2006 - 2.50% to 3.00%; 2005 - 2.50% to 3.00%), which is based on the Bank of Canada published rates, and expected life of 0.5 to 3.0 years (2006 - 0.5 to 3.0 years; 2005 - 3.0 years), representing the period of time that options granted are expected to be outstanding.

The resulting compensation expense relating to stock options issued to employees and credited to contributed surplus during the year ended August 31, 2007 amounted to $1,167,000 (2006 - $623,000; 2005 - $257,000).  As at August 31, 2007, the Company had total compensation expenses relating to awards not yet recognized of $777,000 (2006 - $225,000; 2005 - $106,000) with a weighted average period of 2.4 years (2006 - 2.6 years, 2005 – 2.4 years).

For the years ended August 31, 2007 and 2006, stock-based compensation did not result in income tax benefits.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

During the year, the Company recognized $77,000 (2006 - $745,000; 2005 - $nil) related to common share purchase warrants (note 23), which is included in selling, general and administrative expense.

Total expense for stock and warrant-based compensation for the year amounted to $1,535,000 (2006 - $1,368,000; 2005 - $257,000).

Subsequent to year-end, the Company granted 2,120,000 options to management and employees at an exercise price of $2.50 and cancelled 602,500 options ranging in price from $2.02 to $2.50.

22

Contributed surplus

Stock-based compensation to employees (note 21(d)) is recognized by the Company as an expense and contributed surplus.  In addition, in 2006 the Company issued stock options valued at $17,000 in conjunction with the acquisition of kaBOOM, which was included in the kaBOOM cost of purchase.

The value attributed to the stock options exercised during the year in the amount of $272,000 (2006 - $118,000) was transferred to the cost of the common shares (note 21).

Activity for contributed surplus for the years ended August 31, 2007 and 2006 is as follows:

Amount
As at August 31, 2005	2,342
Stock-based compensation	623
Business acquisition	17
Exercise of stock options	(118)
As at August 31, 2006	2,864
Stock-based compensation	1,167
Exercise of stock options	(272)
As at August 31, 2007	3,759

23

Warrants

Series II Preference Share Purchase Warrants

Each Series I and Series II preference share is convertible into one common share of the Company at any time. Each outstanding Series I and II preference share pays a 10% cumulative dividend quarterly.

(a)

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II preference share warrants.  Each warrant is convertible into one Series II preference share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The fair value of the warrants on issuance was $693,000.  The fair value of the warrants at August 31, 2006 was $963,000.  As at August 31, 2007, all warrants were exercised.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

During the year ended August 31, 2007, 1,685,896 Series II preference share warrants were exercised at a price of US$0.50 per share for total proceeds of $930,000 (US$843,000).  An amount of $269,000 (2006 - $424,000), representing the value of the Series II preference share warrants exercised during the year, was transferred to the cost of the issued Series II preference shares.

Common Share Purchase Warrants

(a)

On February 7, 2006, the Company issued 1,500,000 common share warrants to a firm of marketing and publicity consultants as partial compensation for future services.  Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable until February 7, 2009. The fair value of $368,000 (2006 - $469,000) was recorded as an expense and was estimated on the anniversary date of grant for the last 500,000 warrants that vested using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2 years, a risk-free rate of interest of 4.0%, and an expected volatility of 101.2%.

(b)

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement described in note 21(a)(vii), a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable until June 7, 2010. The fair value of $272,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk-free rate of interest of 4.16%, and an expected volatility of 102.6%.

(c)

On June 8, 2007, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement described in note 21(b)(xi), a warrant to purchase up to 400,000 common shares at an exercise price of $2.50 per share, exercisable until June 8, 2011. The fair value of $665,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk-free rate of interest of 4.65%, and an expected volatility of 94.48%.

(d)

During the year ended August 31, 2007, 1,125,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of $699,000 (US$607,500).  An amount of $482,000, representing the value of the common share purchase warrants exercised during the year ended August 31, 2007, was transferred to the cost of the issued common shares.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Activity for warrants outstanding for years ended August 31, 2007 and 2006 is as follows:

	Number of shares		Value of warrants
	Common share purchase warrants	Series II preference share purchase warrants	Common share purchase warrants	Series II preference share purchase warrants	Total
As at August 31, 2005	100,000	4,347,825	-	693	693
Issued	1,769,000	-	741	-	741
Exercised	-	(2,661,929)	-	(424)	(424)
Expired	(100,000)	-	-	-	-
As at August 31, 2006	1,769,000	1,685,896	741	269	1,010
Issued	400,000	-	1,033	-	1,033
Exercised	(1,125,000)	(1,685,896)	(482)	(269)	(751)
Expired	-	-	-	-	-
As at August 31, 2007	1,044,000	-	1,292	-	1,292

At August 31, 2007, the following warrants were outstanding to acquire common shares and Series II preference shares as follows:

		2007		2006
Expiry date	Exercise Price per share	Common	Series II preference	Common	Series II preference
February 7, 2009	US$ 0.54	375,000	-	1,500,000	-
June 7, 2010	Cdn$ 1.21	269,000	-	269,000	-
July 29, 2009	US$ 0.50	-	-	-	1,685,896
June 8, 2011	Cdn $ 2.50	400,000	-	-	-
		1,044,000	-	1,769,000	1,685,896

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

24

Earnings (loss) per common share

Earnings (loss) per common share is calculated as follows:

(amounts in dollars, except weighted average number of shares)	2007	2006 Restated (see note 3)	2005
a) Basic net (loss) earnings per share Numerator:
Net (loss) earnings for the year	(5,684)	(4,619)	1,449
Less: preference share dividends	(443)	(308)	(22)

Net (loss) earnings attributable to shareholders	(6,127)	(4,927)	1,427
Denominator:
Weighted average number of common shares outstanding	35,840	23,741	19,254

Basic net (loss) earnings per share	(0.17)	(0.21)	0.07

(b) Diluted net (loss) earnings per share Numerator:
Net (loss) earnings attributable to shareholders	(6,127)	(4,927)	1,427
Add: preference share dividends	-	-	22

	(6,127)	(4,927)	1,449
Denominator:
Weighted average number of common shares outstanding	35,840	23,741	19,254
Add: stock options and warrants	-	-	19

	35,840	23,741	19,273

Diluted net (loss) earnings per share	(0.17)	(0.21)	0.07

For the years ended August 31, 2007, 2006 and 2005, the effects of potentially dilutive Series I and II preference shares and Series II preference share warrants, stock options, contingently issuable shares, and other warrants (note 23) were excluded from the calculation of diluted (loss) earnings per share, as they are anti-dilutive to the basic (loss) earnings per common share.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

25

Changes in non-cash operating working capital

	2007	2006 Restated (see note 3)	2005

Accounts receivable and other amounts due	(10,701)	(4,528)	3,070
Inventory	(226)	320	-
Prepaid expenses and deposits	(130)	(200)	(45)
Other assets	511	(511)	-
Accounts payable and accrued liabilities	11,686	1,199	(7,957)
Loan interest payable	106	86	408
Deferred revenue	627	275	(2,800)

	1,873	(3,359)	(7,324)

26

Non-cash transactions

During the year ended August 31, 2007, the Company completed three business acquisitions whose costs of purchase consisted, in whole or in part, of common shares of the Company, and issued common shares and warrants for settlement of obligations and financial advisory services as disclosed below:

	2007	2006	2005
Common shares for purchase of Castle Hill/Dream (note 9(a))	1,158	-	-
Common shares for purchase of Trinity (note 9(b))	511	-	-
Common shares for purchase of Flock (note 31(f))	740	-	-
Common shares for purchase of kaBOOM (note 9(d))	-	500	-
Common shares for deferred financing costs	-	300	-
Obligation to issue shares on conversion of debt (note 17(c))	-	-	1,105
Fremantle liability on conversion of debt (note 17(c))	-	-	1,455
Common shares for settlement of obligations	987	205	169
Warrants for financial advisory services	665	-	-

27

Government assistance

The Company claims refundable tax credits related to its production activities from Canadian federal and provincial governments and the New York state government. During the year ended August 31, 2007, the Company estimated its entitlement to tax credits related to productions started during the year to be $5,466,000 (2006 - $2,495,000), which is recorded as a reduction in the cost of film and television programming. Adjustments, if any, to the Company’s various incentive claims will be recognized at the time such adjustments are assessed as probable.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

28

Commitments and contingencies

(a)

Loan guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2007, the total amount of such unpaid loans was approximately $101,000 (2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

(b)

Film distribution rights commitment

At August 31, 2007, the Company had commitments of $10,948,000 (2006 - $2,229,000) with respect to the acquisition of film distribution rights to 12 films, which will be delivered to the Company during the year ending August 31, 2008. These payments are required to be made at the date of delivery of the respective films, which is expected to be no later than August 31, 2008.  In addition, payment related to one television series with a film distribution rights commitment of $12,358,000 is due during the year ending August 31, 2008.

(c)

Legal claims

On November 5, 2007, Gary Howsam, the Company’s former Chief Executive Officer was arrested in connection with a U.S. federal investigation into certain transactions between Comerica Bank of California and Mr. Howsam which occurred prior to Mr. Howsam joining Peace Arch in 2003.  Mr. Howsam was placed on administrative leave pending the outcome of the investigation following his arrest.  On November 23, 2007, Mr. Howsam voluntarily resigned as a director and as Chief Executive Officer.   The Company and its subsidiaries are not a party to these proceedings.

In June, 2004 the Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action brought by Comerica in connection with the allegations for which Mr. Howsam, our former Chief Executive Officer, was arrested. The Company believes that this claim asserted against the Company’s subsidiary is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc.  The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.  The claim is subject to arbitration which has been stayed pending the outcome of the criminal allegations against Mr. Howsam.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(d)

Operating lease commitments

The Company is committed to certain operating lease payments for premises. The total rent expense for 2007 was $617,000 (2006 - $269,000).  The total annual rental commitments are as follows:

2008	621
2009	764
2010	802
2011	804
2012	740

3,731

29

Financial instruments

Fair value

The Company’s financial instruments include cash and cash equivalents, bank indebtedness, bank credit facility, restricted term deposits, accounts receivables and other amounts due, corporate loans, production loans, revenue guarantee obligation, and accounts payable and accrued liabilities. The carrying values of the cash and cash equivalents, bank credit facility, corporate loans, production loans, restricted term deposits and the revenue guarantee obligation approximate fair values as the interest rates are reflective of current market rates as at August 31, 2007 or because of their short term to maturity.  The Company has trade receivables of $27,255,000 that approximate fair value because they are due within the year.  The Company has trade receivables that are not due until after August 31, 2008, with a fair value of $2,334,000 and a carrying value of $2,497,000.  The Company has accounts payable and accrued liabilities of $29,751,000 that approximate fair value because they will be paid within the year.  The Company has accounts payable and accrued liabilities that are not due until after August 31, 2008, with a fair value of $796,000 and a carrying value of $856,000.

Credit risk

Concentration of credit risk with the Company’s customers is limited due to the Company’s customer base and the diversity of its sales throughout the world.  The Company performs ongoing credit evaluations and maintains a provision for potential credit losses.  In excess of 53% (2006 - 44%) of the Company’s revenues and receivables are generated from revenues from customers outside of North America.

The Company considers the credit risk associated with the term deposits of $22,272,000 minimal as the term deposits are placed with an established financial institution in an interest bearing account.  These term deposits and interest thereon are restricted for use as security for the guarantee and cannot be used for any other purpose.

In the year ended August 31, 2007, one customer in the Television segment represented approximately 19% (2006 - 25%; 2005 - 30%), a second customer in the Home Entertainment segment approximately 18% (2006 - 9%; 2005 - 28%), a third customer in the Motion Picture segment approximately 12% (2006 - 5;, 2005 - 9%), and two customers  in the Television and Motion Picture segments approximately 10% (2006 - 8%; 2005 - nil%) each of total revenues. The Company maintains an allowance of $359,000 (2006 - $259,000, 2005 - $628,000) for potential credit losses.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Currency risk

During the year ended August 31, 2007, the Company derived approximately 56% (2006 - 47%) of its revenues in U.S. funds. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

At August 31, 2007, approximately $32,082,000 (2006 - $19,208,000) of the Company’s liabilities were denominated in U.S. dollars.

The Company had no derivative instruments outstanding at August 31, 2007 and 2006.

Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its variable rate bank credit facility, corporate loans and production loans described in notes 11, 13 and 14. As at August 31, 2007 and 2006, there were no interest rate conversion agreements outstanding.

30

Segmented information

The Company manages and reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment, representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition, production and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content. The Home Entertainment segment distributes videocassettes, DVDs and ancillary merchandise in Canada and the United States.

Management focuses on and measures the results of operations based on loss before the undernoted and other amortization as presented in the consolidated statement of earnings (loss). Segment earnings (loss) before the undernoted is defined as segment revenues less segment direct costs and segment selling, general and administrative expenses. Selling, general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included in corporate activities.  Stock and warrant-based compensation costs are also included in corporate activities.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	2007	2006 Restated (see note 3)	2005

Revenue
Motion Picture	13,966	9,399	9,200
Television	25,622	2,265	1,547
Home Entertainment	22,199	9,594	-
	61,787	21,258	10,747

Segment earnings (loss) before the undernoted
Motion Picture	(7,437)	(1,028)	(878)
Television	7,991	648	599
Home Entertainment	3,388	876	-
Corporate	(6,714)	(3,639)	(1,427)
	(2,772)	(3,143)	(1,706)

Total assets
Motion Picture	66,735	63,306	46,216
Television	45,906	5,598	3,833
Home Entertainment	30,576	13,406	-
Corporate	6,990	909	1,119
	150,207	83,219	51,168

Management does not focus on total assets by operating segment.  Segmented earnings (loss) before the undernoted includes amortization on investment in film and television programming, amortization of property and equipment and amortization of intangible assets.

Goodwill

Motion Picture	-	-	-
Television	6,905	-	-
Home Entertainment	10,657	5,252	-
	17,562	5,252	-

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Revenue by geographic location is based on the location of customers as follows:

	2007	2006	2005
Revenue
Canada	29,699	11,770	3,949
United States	19,919	3,443	4,931
France	1,224	-	-
United Kingdom	2,362	130	236
Germany	692	1,049	-
Japan	1,762	-	-
Other foreign	6,129	4,866	1,631

	61,787	21,258	10,747

The location of the customer is not necessarily the same geographical area as the location of film rights purchased by those customers.

Property and equipment by geographic location are as follows:

	2007	2006

Canada	5,808	544
United States	261	27

	6,069	571

31

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

(a)

During the year ended August 31, 2007, the Company paid $290,000 (2006 - $190,000; 2005 - $185,000) to a company controlled by a shareholder, former director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(b)

During the year ended August 31, 2007, included in corporate loans was $4,935,000 (2006 - $nil) due to a director, a shareholder, and two members of senior management (or companies controlled by senior management) (note 14(b)).  During the year ended August 31, 2007, the Company incurred interest and arrangement fees of $170,000 (2006 - $nil) which is included in interest expense in the consolidated statement of earnings (loss).  The loan was repaid from the proceeds of a private placement completed on June 8, 2007 (note 21(b)(xi)).

(c)

During the year ended August 31, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000 (note 13(c)). The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credits receivable due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. During the year, the Company paid interest of $478,000 (2006 - $99,000), of which $412,000 was paid to the director of the Company and the member of the Company’s senior management. The interest is included in interest expense in the statement of earnings (loss).  The loan was repaid from part of the net proceeds of the private placement completed on June 8, 2007 (note 21(b)(xi)).

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(d)

As at August 31, 2007, included in production loans was $nil (2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan was repaid in June 2007.  Interest on the loan was $nil (2006 - $nil).

(e)

On April 30, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable in the amount of US$250,000 (Cdn$285,000) and interest in the amount of US$151,000 (Cdn$174,000).  On May 10, 2004, the Company entered into an agreement with an affiliate of a member of senior management to loan the Company US$250,000 (Cdn$182,500). The loan had interest at the rate of 11% per annum.  The Company recorded a loss on settlement of $396,000 (note 17(a)).

(f)

On August 31, 2007, the Company acquired 100% of the issued and outstanding shares of John Flock Productions Inc. (“Flock”), a U.S. company acquired from Mr. John Flock, the President, Chief Operating Officer, a director and a member of senior management of the Company, for $740,000.  The transaction did not constitute of a business combination and the principal asset acquired was film assets, which is included in development.  The cost of the purchase was determined by the value of the Company’s common shares issued in the amount of 370,373 valued at $740,000.  The fair value of the common shares issued of $2.00 per share was based on the date the transaction was completed.

(g)

On January 19, 2008, the Company announced that the Interim Chief Executive Officer and the other Co-Chairman of the Board of Directors have agreed to provide the Company with a bridge loan for $2,650,000 to be used by the Company for general corporate purposes.  The funds were received on December 20, 2007 and January 2, 2008.  The bridge loan will bear interest at 12% per annum.  The bridge loan is due within one year from the time the loan is made.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.  The bridge loan is considered to be a loan from related parties.

Other related party transactions and balances have been described elsewhere in these consolidated financial statements.

32

Recent Canadian accounting pronouncements

(a)

Financial Instruments, Comprehensive Income and Hedges

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”, 1530, “Comprehensive Income”, 3251, “Equity”, and 3865, “Hedges”.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis.  The Company will adopt these new standards effective September 1, 2007.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented and how certain transaction costs are to be accounted for.  Among other things, this section requires that:

•

All financial assets be measured at fair value on initial recognition and certain financial assets be measured at fair value subsequent to initial recognition;

•

All financial liabilities be measured at fair value if they are classified as held for trading purposes.  Other financial liabilities are measured at amortized cost using the effective interest method;

•

All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income.  It includes unrealized gains and losses, such as changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530.  Upon adoption of these standards, the Company will report the following items in the consolidated financial statements:

•

Comprehensive income and its components;

•

Accumulated other comprehensive income and its components.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

(b)

Capital disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”.  This section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  This standard is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company will adopt this new standard effective September 1, 2008.

(c)

Financial instruments

In December 2006, the CICA issued Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”.  These standards enhance existing disclosures in previously issued Section 3861, “Financial Instruments - Disclosures and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed.  Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company will adopt these new standards effective September 1, 2008.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(d)

Accounting changes

In September 2005, the CICA released new Handbook Section 1506, “Accounting Changes”, effective for the annual period beginning on or after January 1, 2007. This section replaces the former Section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company will adopt the standard effective September 1, 2007.

(e)

General Standards of Financial Statement Presentation

CICA, 1400, “General Standards of Financial Statement Presentation” was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  PAE does not expect the adoption of these changes to have an impact on its financial statements.

(f)

Inventories

CICA 3031, Inventories, replaces CICA 3030 Inventories.  The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, “Inventories”.  The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including  allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – “Property, Plant and Equipment”, was amended to reflect this change).  CICA 3031 applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. PAE does not expect the adoption of these changes to have an impact on its financial statements.

(g)

Goodwill and Intangible Assets

CICA 3064, “Goodwill and Intangible Assets”’ will replace CICA 3062, “Goodwill and Other Intangible Assets”.  The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP.  Under current Canadian standards, more items are recognized as assets that under IFRS or U.S. GAAP.  The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated.  The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  These changes are effective for fiscal years beginning on or after October 1, 2008, with early adoption encouraged.  PAE is evaluating the effects of adopting this standard.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

33

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the Company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (“SEC”).

(a)

Application of U.S. GAAP

(i)

Gain on settlement of debt

During the year ended August 31, 2003, the Company entered into a number of agreements to effect a business reorganization and rationalization of its assets, operations and subsidiaries, resulting in the modification of certain debts and obligations outstanding at the time. The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets.

For Canadian accounting purposes, the Company recognized a $3,094,000 gain on modification of the debt. For U.S. GAAP purposes, the gain was not recognized. The debt restructuring was considered to be a troubled debt restructuring under U.S. GAAP in accordance with Statement of Financial Accounting Standards (“SFAS”) 15 and, accordingly, the gain can only be recognized when realized upon issuance of the variable number of shares issuable in settlement of the Company’s obligation as set out in note 17(d). During the year ended August 31, 2006, the Company issued 215,000 common shares to settle US$1,075,000 of debt, which resulted in a gain of $1,173,000. During the year ended August 31, 2005, the Company issued 2,931,125 shares to settle $8,793,000 of the debt, which resulted in a gain of $1,921,000.

(ii)

Film financing transaction

During the year ended August 31, 2004, the Company entered into various film financing arrangements that require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the Company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(iii)

Adoption of FIN 46(R)

Effective August 31, 2004, the Company was required to adopt Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN 46(R) requires a VIE to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46(R), the Company is required to consolidate the assets, liabilities and operating results of PAPDC.  PAPDC was the owner of the Company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party, the Company continued to have a variable interest in PAPDC, and it was determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the Company is considered the primary beneficiary of PAPDC, and consequently, the Company has consolidated PAPDC on a prospective basis effective August 31, 2004.

The impact of consolidating PAPDC under U.S. GAAP in the year ended August 31, 2004 resulted in an increase in property and equipment, net of accumulated amortization, of $371,000 and tax credits receivable of $56,000, an increase in accounts payable, deferred gain and a non-controlling minority interest of $54,000, $174,000 and $146,000, respectively, and a cumulative effect of a change in accounting principle of $53,000.

Effective December 1, 2004, the Company adopted Accounting Guideline (“AcG”) - 15, “Consolidation of Variable Interest Entities”, under Canadian GAAP such that no reconciling differences existed in respect of FIN 46(R) in the Company’s results after that date. For the period from September 1, 2004 and November 30, 2004, there was a reconciling difference between U.S. GAAP and Canadian GAAP of $14,000 in the income statement.

(iv)

Beneficial conversion feature – Series I preference shares

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,825 units for gross proceeds of US$2 million. The Company allocated the proceeds from the private placement between the Series I preference shares and the Series II preference share warrants using a residual approach (note 33(a)(ix)). The value assigned to the Series I preference shares was less than the fair value of the Series I preference shares at the date of issue. For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series I preference shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series I preference shares. The Series I preference shares were convertible on the date of issuance, resulting in the entire discount being amortized during the year. For Canadian GAAP purposes, this discount is not recognized.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(v)

Beneficial conversion feature – Series II Preference Shares

During the year ended August 31, 2006, 2,661,929 Series II preference share purchase warrants were exercised at a price of US$0.50 per share.  The Series II preference share purchase warrants were recorded as a derivative liability; therefore, the intrinsic value of those warrants is evaluated at the date of exercise.  Where the deemed proceeds are less than the fair value of the underlying common stock that would be received upon exercising the convertible preference shares, a beneficial conversion feature is recognized.  For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series II preference shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series II preference shares. The Series II preference shares were convertible on the date of issuance, resulting in the entire discount being amortized during the year. For Canadian GAAP purposes, this discount is not recognized.

(vi)

Non-employee stock-based compensation

As described in note 23, the Company granted 1,500,000 common share purchase warrants to a firm of marketing and publicity consultants as partial remuneration for services. For Canadian accounting purposes, the Company recognized the grant as an equity instrument. For U.S. GAAP purposes, the warrants are recorded as a derivative liability because they have an exercise price denominated in a currency other than the Company’s functional currency, with gains or losses arising from the revaluation of the liability fair value over the period for which the obligation remains outstanding. Accordingly, gains or losses on the settlement of the obligation differ between U.S. and Canadian GAAP.

(vii)

Reduction of deficit

During the year ended August 31, 2005, for Canadian GAAP purposes, as permitted under Section 33(1)(b)(ii) of the Ontario Business Corporation Act, the Company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

(viii)  Change in fair value of Series II preference share warrants

As described in note 23, the Company issued 4,347,825 Series II preference share warrants in connection with a private placement.  For U.S. GAAP purposes, when a company’s share purchase warrants have an exercise price denominated in a currency other than the company’s functional currency, those share purchase warrants are recorded as a liability and adjusted to fair market value, with any resulting gains or losses included in the calculation of net earnings.  For Canadian GAAP purposes, share purchase warrants are recorded as equity with no adjustment to fair market value.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

During the year ended August 31, 2007, 1,685,896 Series II preference warrants were exercised.  On exercise of the warrants, an amount of $2,779,000 was transferred from liabilities to share capital.

(ix)

Issuance of derivative instruments

During the year ended August 31, 2005, the Company completed a private placement consisting of 4,347,825 units for gross proceeds of US$2 million.  For U.S. GAAP purposes, Series II preference share warrants were treated as a derivative liability and the Series I preference shares as equity.   Upon conversion, the fair value of the amount converted is transferred from a liability to shareholders’ equity.  For Canadian GAAP purposes, share purchase warrants are recorded as equity, and there is no impact on shareholders’ equity upon exercise.

The Company allocated the proceeds from the placement between the Series I preference shares and the Series II preference share warrants using a residual approach, initially allocating proceeds to the fair value of the liability and the residual to the preference shares.  Under Canadian GAAP, the proceeds were allocated to the Series I preference shares and Series II preference share warrants using a relative fair value approach, resulting in a difference between U.S. and Canadian GAAP.

(x)

Adoption of SFAS No. 123(R)

The FASB issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”.  SFAS No. 123(R) revises SFAS No. 123 and eliminates the alternative to use the intrinsic value method of accounting under Accounting Principles Board (“APB”) No. 25.  SFAS No. 123(R) requires accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or (c) obligations that may be settled by the issuance of such equity instruments, to account for these types of transactions using a fair value based method

As a result of SFAS No. 123(R), the Company now estimates the rate at which stock options granted will be forfeited when determining compensation cost related to stock options granted in a period.  The Company estimates a rate 5% of stock option grants will be forfeited, which is based on past experience.  The impact of adopting SFAS No. 123(R) resulted in a cumulative increase in the Company’s shareholders’ equity of $45,000 and an increase in net income of $41,000 for the year.

During the year ended August 31, 2007, 690,329 (2006 - 441,333) stock options were exercised.

(xi)

Change in value of financial loan guarantees

One of the Company’s subsidiaries has guaranteed loan obligations of various single purpose production companies (note 28(a)).  For U.S. GAAP purposes, these loan guarantees are adjusted to fair market value with any resulting gains or losses included in the calculation of net earnings.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(xii)

Considering the effects of prior year misstatements when quantifying misstatements in current year Financial Statements

The SEC issued Staff Accounting Bulletin (“SAB”) No.108 that provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment.  The implication is that the assessment of the misstatements is now assessed through the greater of the current year earning or closed retained earnings adjustments.  On September 1, 2006, the Company adopted SAB 108, and concluded that it had no impact on its consolidated results of operations or financial position.

(xiii)  Tax benefits on stock options issued

During the year, the Company granted stock options to employees.  The tax benefit to the Company in respect of the stock options granted is $nil (2006 - $nil; 2005 - $nil).

(xiv)  Restatement of US GAAP information

As described in note 3 to these consolidated financial statements, the Company has restated its financial statements prepared under Canadian GAAP for the years ended August 31, 2006 and 2005. There are no differences between Canadian and US GAAP related to the restatements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Under U.S. GAAP, the net (loss) earnings and net (loss) earnings per share figures for the years ended August 31, 2007, 2006 and 2005 are as follows:

	Net (loss) earnings
(amounts in dollars, except weighted average number of shares)	2007	2006 Restated (see note 3)	2005

Net (loss) earnings - Canadian GAAP	(5,684)	(4,619)	1,449
Gain on settlement of debt (note 33(a)(i))	-	1,173	1,921
Benefit realized on film financing transaction (note 33(a)(ii))	96	150	186
Adoption of FIN 46(R) (note 33(a)(iii))	-	-	14
Non-employee stock-based compensation (note 33(a)(vi))	(884)	(351)	-
Change in fair value of Series II preference share warrants (note 33(a)(viii))	(1,816)	(809)	(140)
Adoption of SFAS 123(R) (note 33(x))	41	-	-

Net (loss) earnings - U.S. GAAP	(8,247)	(4,456)	3,430
Beneficial conversion feature - Series I preference shares (note 33(a)(iv)	-	-	(1,131)
Net (loss) earnings available to common shareholders - U.S. GAAP	(8,247)	(4,456)	2,299
Add: unrealized foreign exchange gain on translation of self-sustaining foreign operation	(1,334)	-	-
Comprehensive (loss) earnings - U.S. GAAP	(9,581)	(4,456)	2,229

Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	35,840	23,741	19,254
Basic (loss) earnings per common share - U.S. GAAP	(0.23)	(0.19)	0.12

Denominator for diluted net earnings (loss) per common share
Weighted average number of common shares outstanding	35,840	23,741	19,273
Diluted (loss) earnings per common share - U.S. GAAP	(0.23)	(0.19)	0.12
Comprehensive (loss) earnings per common share - U.S. GAAP Basic Diluted	(0.27) (0.27)	(0.19) (0.19)	0.12 0.12

The denominator is calculated in the same way as under Canadian GAAP, and the numerator is determined above.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

Components of accumulated other comprehensive income is as follows:

Foreign currency translation adjustment

Balance at August 31, 2006	-

Current year change	1,334

Balance at August 31, 2007	1,334

Under U.S. GAAP, the shareholders’ equity for the years ended August 31, 2007 and 2006 is as follows:

	Shareholders’ equity
	2007	2006 Restated (see note 3)

Shareholders’ equity - Canadian GAAP	47,116	17,132
Benefit realized on film financing transaction (note 33(a)(ii))	(451)	(547)
Non employee stock-based compensation (note 33(a)(vi))	(727)	(821)
Change in fair value of Series II preference share warrants (note 33(a)(viii))	-	(949)
Issuance of derivative instruments (note 33(a)(ix))	-	(13)
Adoption of SFAS 123(R) (note 34(x))	86	-

Shareholders’ equity - U.S. GAAP	46,024	14,802

The following table indicates the changes to the Company shareholders’ equity:

	2007	2006 Restated (see note 3)

Shareholders’ equity - beginning of year	14,802	6,121
Net (loss) for the year - U.S. GAAP	(8,247)	(4,456)
Unrealized foreign exchange gain on translation of self-sustaining foreign operation	(1,334)	-
Exercise of Series II preference share warrants (note 23)	3,709	2,720
Issuance of common shares for cash (note 21(b)(xi))	29,807	8,370
Issuance of shares in settlement of obligation (note 21(b)(iii)(vi)(viii))	127	231
Issuance of stock options granted (note 21(c))	1,167	640
Issuance of warrants (note 23)	665	272
Issuance of common shares on conversion of debt (note 17(c))	860	157
Issuance of common shares for business acquisitions (note 9)	1,669	800
Issuance of common shares for purchase of shares of John Flock Productions Inc. (note 21(b)(xv))	740	-
Exercise of stock options (note 21(b)(xiv))	414	255
Exercise of warrants (note 23)	2,043	-
Adoption of SFAS 123(R)	45	-
Dividends declared	(443)	(308)

Shareholders’ equity - end of year	46,024	14,802

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(b)

Supplementary information

(i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of an allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2007	2006	2005

Balance - Beginning of year	181	431	293

Acquired	223	164	-
Charged to expenses	472	52	138
Credited to expenses	(143)	(466)	-

Balance - End of year	733	181	431

(ii)

Allowance for returns

Accounts receivable are disclosed net of an allowance for returns. Changes in the allowance for each of the years presented are as follows:

	2007	2006	2005

Balance - Beginning of year	320	-	-

Acquired	615	882	-
Charged to expenses	681	-	-
Credited to expenses	(600)	(562)	-

Balance - End of year	1,016	320	-

(iii)

Allowance for rebates

Accounts receivable are disclosed net of an allowance for rebates.  Changes in the allowance for each of the years presented are as follows:

	2007	2006	2005

Balance - Beginning of year	102	-	-

Acquired	-	108	-
Charged to expenses	402	213	-
Credited to expenses	(367)	(219)	-

Balance - End of year	137	102	-

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(iv)

Future income tax valuation allowance

	2007	2006 Restated (see note 3)	2005

Balance - Beginning of year	5,328	3,067	8,585

Charged to expenses	3,763	2,451	-
Credited to expenses	-	-	(5,518)
Expired during the year	(13)	(190)	-

Balance - End of year	9,078	5,328	3,067

(v)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented here have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

(vi)

Business acquisitions

2007 acquisitions:

During the year ended August 31, 2007, the Company acquired 100% of the issued and outstanding shares and/or membership interests of:  Castle Hill Productions Inc. and Dream LLC, which provides the Company with the rights to distribute a library of titles in the U.S. and internationally; Trinity Home Entertainment, LLC, which provides the Company with a home entertainment studio in the U.S. that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers; and Dufferin Gate Holdings Inc., the parent corporation of Dufferin Gate Productions Inc., which provides production services and facilities.

2006 acquisitions:

During the year ended August 31, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc., a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada

The following table indicates the consolidated pro-forma revenues, net loss and net loss per common share giving effect to the above acquisitions as of September 1, 2006 for the year ended August 31, 2007 and as of September 1, 2005 for the year ended August 31, 2006:

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

	Unaudited 2007	Unaudited 2006 Restated (see note 3)

Revenues	78,091	42,412

Net loss for the year	(3,664)	(4,619)

Net loss per common share Basic Diluted	$(0.11) $(0.11)	$(0.18) $(0.18)

The unaudited revenues and net loss for the year ended August 31, 2007 were prepared using the following information:

•

audited consolidated statement of earnings (loss) for Peace Arch Entertainment Group Inc. for the year ended August 31, 2007;

•

unaudited statement of earnings (loss) for Castle Hill/Dream for the period from September 1, 2006 to December 21, 2006;

•

unaudited statement of earnings (loss) for Trinity for the period from September 1, 2006 to July 3, 2007;

•

unaudited statement of earnings (loss) for Dufferin Gate for the period from September 1, 2006 to July 27, 2007.

The unaudited revenues and net loss for the year ended August 31, 2006 were prepared using the following information:

•

audited consolidated statement of earnings (loss) for Peace Arch Entertainment Group Inc. for the year ended August 31, 2006;

•

unaudited statement of earnings (loss) for Castle Hill for the year ended October 31, 2006;

•

unaudited statement of earnings (loss) for Dream for the year ended December 31, 2006;

•

unaudited statement of earnings (loss) for Trinity for the period from October 1, 2005 to September 30, 2006;

•

unaudited statement of earnings (loss) for Dufferin Gate for the year ended December 31, 2006;

•

unaudited statement of earnings (loss) for kaBOOM for the period from September 1, 2005 to January 23, 2006.

(c)

Recent U.S. accounting pronouncements

(i)

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”.  FIN 48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The requirements of FIN 48 are effective for fiscal years beginning after December 15, 2006.  The Company has not yet determined the impact of adopting FIN 48 on its consolidated results of operations or financial position.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2007, 2006 and 2005

(Dollar amounts in tables expressed in thousands of Canadian dollars)

(ii)

In November 2006, the FASB issued SFAS 157, “Fair Value Measurements”.  SFAS 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007.  The Company has not yet determined the impact of adopting SFAS 157 on its consolidated results of operations or financial position.

(iii)

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  This statement is effective as of an entity’s first fiscal year that begins after November 15, 2007.  The Company is currently considering the impact of the adoption of this interpretation.

(iv)

EITF Issue 07-1, “Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property”– The Emerging Issues Task Force (“EITF”) is considering the accounting for arrangements under which companies participate in the development and commercialization of intellectual property including motion pictures.  A company may receive revenues and incur costs under such arrangements as well as make or receive payments from the other participant in the arrangement.  While the EITF has not finalized a conclusion, it has tentatively reached certain conclusions as noted below. A collaborative agreement is a contractual arrangement which involves one or more parties who both are active participants in the operating activity and are exposed to significant risks and rewards dependent on the commercial success of the activity. If the activity is a collaborative activity, the company that is the principal in the arrangement would be required to recognize the costs incurred and revenue generated from transactions with third parties. Payments between the participants are to be classified in the income statement according to the nature of the arrangements. If finalized, the guidance in this issue would be effective in the first annual reporting period beginning after December 15, 2007.  The Company has not yet determined the impact of adopting EITF 07-1 on its consolidated results of operations or financial position.

(v)

SFAS No. 141(R), “Business Combinations” and SFAS, No. 160, “Noncontrolling Interests in Consolidated Financial Statements”.  Effective for fiscal years beginning after December 15, 2008, these standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements.  SFAS No. 141 (R) replaces SFAS No. 141, “Business Combinations”.  SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination.

(vi)

SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.  The Company does not expect the adoption of these changes to have an impact on its current financial statements; however, these changes may affect potential future business.